Exhibit 99.3

KPMG Actuaries Pty Limited
Australian Financial Services Licence No: 227 328		ABN: 77 002 882 000

10 Shelley Street	PO Box H67	Telephone: +61 2 9335 8900
Sydney NSW 2000	Australia Square	Facsimile: +61 2 9335 8911
Australia	Sydney NSW 1213	Email: actuaries@kpmg.com.au
Australia
VALUATION OF
ASBESTOS RELATED DISEASE LIABILITIES
OF FORMER JAMES HARDIE ENTITIES
(“THE LIABLE ENTITIES”)
TO BE MET BY THE AICF TRUST
EFFECTIVE AS AT 31 MARCH 2008
PREPARED FOR ASBESTOS INJURIES COMPENSATION
FUND LIMITED (AICFL)
22 MAY 2008
KPMG Actuaries Pty Limited is a sub-licensee of KPMG, an Australian partnership that is part of the KPMG
International network. KPMG International is a Swiss cooperative.

KPMG Actuaries Pty Limited
Australian Financial Services Licence No: 227 328		ABN: 77 002 882 000

10 Shelley Street	PO Box H67	Telephone: +61 2 9335 8900
Sydney NSW 2000	Australia Square	Facsimile: +61 2 9335 8911
Australia	Sydney NSW 1213	Email: actuaries@kpmg.com.au
Australia
22 May 2008
Dallas Booth
Chief Executive Officer
Asbestos Injuries Compensation Fund Limited
c/-Level 3, 22 Pitt Street
Sydney NSW 2000

Cc	Russell Chenu, Chief Financial Officer, James Hardie Industries NV
Leigh Sanderson, Deputy-Director General (Legal), The State of New South
Wales, c/- The Cabinet Office
The Board of Directors, Asbestos Injuries Compensation Fund Limited
Dear Dallas
Valuation of asbestos-related disease liabilities of former
James Hardie entities (“The Liable Entities”) to be met by the AICF Trust
We are pleased to provide you with our actuarial valuation report relating to the asbestos-related disease liabilities of the Liable Entities which are to be met by the AICF Trust.
This report is effective as at 31 March 2008 and has taken into account claims data and information provided to us by AICFL as at 31 March 2008. If you have any questions with respect to the contents of this report, please do not hesitate to contact us. Yours sincerely

Neil Donlevy MA FIA FIAA	Richard Wilkinson BSc FIA FIAA
Director	Director
KPMG Actuaries Pty Limited	KPMG Actuaries Pty Limited
Fellow of the Institute of Actuaries	Fellow of the Institute of Actuaries
(London)	(London)
Fellow of the Institute of Actuaries of	Fellow of the Institute of Actuaries of
Australia	Australia
KPMG Actuaries Pty Limited is a sub-licensee of KPMG, an Australian partnership that is part of the KPMG
International network. KPMG International is a Swiss cooperative.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
EXECUTIVE SUMMARY
Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in accordance with an “Amended and Restated Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Amended Final Funding Agreement”) between James Hardie Industries NV (“JHINV”), James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited (“AICFL”) which was signed on 21 November 2006.
This Report is intended to meet the requirements of the Amended Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust.
This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in the full Report.

i

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Introduction
The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust. KPMG Actuaries has been retained by AICFL to provide this actuarial valuation report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 29 January 2008.
The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
In addition, the Board of JHINV agreed that Personal Asbestos Claims arising out of mining activities at Baryulgil would also be met by the AICF Trust (these liabilities are referred to in the Amended Final Funding Agreement as liabilities in relation to Marlew Claims and they are deemed to be liabilities of Amaca).
Our valuation is on a central estimate basis and is intended to be effective as at 31 March 2008. It has been based on claims data and information as at 31 March 2008 provided to us by AICFL.
Overview of Recent Claims Experience and comparison with previous forecasts
Claim Numbers
Claims reporting for mesothelioma has shown a significant increase in the year. There were 266 claims reported in 2007/08, compared with 215 claims reported in 2006/07 and 216 claims in 2005/06.
The increase in claims reporting activity has been systemic across a number of States, rather than specific to any one State. However, in 2007/08 there has been an apparent “backlog clearance” from WorkCover Queensland which has contributed to these trends.
Claims experience was particularly heavy during the first and third quarters of the 2007/08 financial year, including 37 claims reported in November 2007.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
At the same time, asbestosis has also shown a moderate increase in activity to 169 claims in 2007/08, compared with 164 claims in 2006/07 and 103 claims in 2005/06. Again, the increase has been widespread rather than specific to any one State.
The increased number of mesothelioma and asbestosis claims have been systemic to known overall Australian experience rather than specifically related to the experience of the Liable Entities. However, it is not clear what the drivers are that have given rise to this experience.
As a consequence, claims activity in 2007/08 reached its highest annual level to date. There were 552 claims reported in 2007/08, up from 488 claims reported in 2006/07, 406 in 2005/06 and 512 in 2004/05.
The following table shows the comparison of actual experience with that which had previously been forecast:
Table E.1: Comparison of claim numbers

			Ratio of
			Actual to
	Actual	Expected	Expected (%)
Mesothelioma	266	222	120%
Asbestosis	169	156	108%
Lung cancer	24	30	80%
ARPD & Other	40	30	133%
Wharf	7	6	117%
Workers	46	48	96%

Total	552	492	112%

Note: Actual experience in 2007/08 is expected to develop further, in line with previous years where additional claims have emerged after the end of the financial year (e.g. 2006/07 has seen the claims numbers reported increase by 24 from 464 to 488, with mesothelioma increasing by 13 from 202 to 215; and asbestosis increasing by 9 from 155 to 164).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Average Claim Awards
Claim awards for mesothelioma have shown a degree of stability in the last five years and remain below prior expectations. For other disease types, average claim awards have exhibited greater volatility, which is not unexpected given the smaller numbers of claim settlements of those disease types. However, claims awards in 2007/08 for other disease types have typically been below expectations this year.
There has been only 1 large mesothelioma claim settlement (being claims in excess of $1m) in 2007/08, considerably lower than our expected annual allowance of 5 large claims.

The following table shows the comparison of actual experience with that which had previously been forecast:
Table E.2: Comparison of average claim size

			Ratio of
			Actual to
	Actual ($)	Expected ($)	Expected (%)
Mesothelioma	236,635	266,500	89%
Asbestosis	80,343	101,300	79%
Lung cancer	117,184	133,300	88%
ARPD & Other	46,461	95,900	48%
Wharf	31,633	106,600	30%
Workers	243,749	133,300	183%
Mesothelioma Large Claims Costs	1 claim @ $1,354,240 = $1,354,240	5 claims @ 1,758,900 = 8,794,500	15%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Cashflow expenditure: gross and net
Gross cashflow expenditure, at $74m, was slightly below our prior expectations. However, net cashflow expenditure, at $55m, has been significantly lower than our prior expectations.
Table E.3: Comparison of cashflow

			Ratio of
			Actual to
	Actual	Expected	Expected (%)
Gross Cashflow	74.3	78.3	95%
Insurance and Other Recoveries	19.3	14.0	138%
Net cashflow	55.0	64.3	86%
The primary reason for this experience has been the significant level of insurance and other recoveries that have been made by AICFL in 2007/08.
In the 2007/08 financial year, recoveries totalled more than $19m, with around $18m arising from collections from insurers of the Liable Entities and $1.4m arising from cross-claim recoveries.
The main contributors to this level of activity have been the collections from Equitas, ACE Insurance and the annual payment by QBE, together with some Scheme of Arrangement receipts.

v

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Liability Assessment
At 31 March 2008, our central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,426.3m (March 2007: $1,355.1m).
We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment.
Table E.4: Comparison of central estimate of liabilities

				March
		March 2008		2007
	$m			$m
	Gross of		Net of	Net of
	insurance	Insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries
Total projected cashflows (uninflated)	1,614.3	228.1	1,386.2	1,273.0
Future inflation allowance	1,910.8	269.7	1,641.1	1,537.8
Total projected cash-flows with inflation	3,525.2	497.8	3,027.3	2,810.8
Discounting allowance	(1,879.5)	(278.5)	(1,601.0)	(1,455.6)
Net present value liabilities	1,645.7	219.4	1,426.3	1,355.1

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Comparison with previous valuation
In the absence of any change to the claim projection assumptions from our 31 March 2007 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,334.6m as at 31 March 2008.
Consequently, our revised assessment at 31 March 2008 represents an increase of $91.7m from that assessment.
The increase in that net liability estimate is principally a consequence of:
•	An increase in the projected number of future mesothelioma and asbestosis claims recognising the higher reporting activity in the last year;

•	Increases to the incidence pattern of notifications, particularly in relation to the assumed peak year of notification for asbestosis; and

•	A reduction in the assumed cross-claim recovery rate.
offset by
•	A reduction in average claim awards and legal costs for some disease types;

•	An increase in the assumed rate of nil settlements;

•	A change to the settlement pattern of claims; and

•	Actual experience in the 12-month period being better than forecast, with savings being achieved on claims which were not settled as at the previous valuation.
The following table shows an analysis of the change in our liability assessments from March 2007 to March 2008.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table E.5: Analysis of change

$m
Net liability at start of valuation period	1,355.1
Expected net claims payments	(64.3)
Unwind of discount / interest charge	84.2
Expected liability at end of valuation period	1,375.0
Change in discount rate	(40.4)
Expected net liability at end of valuation period adjusted for discount rate	1,334.6
Impact of Change in valuation bases:
- Claim numbers	144.5
- Incidence pattern of notifications (change in peak year)	29.6
- Nil settlement rate	(12.7)
- Average claims costs and legal costs	(72.2)
- Settlement patterns	(6.9)
- Insurance recoveries	0.2
- Cross-claim recoveries	12.0
- Emerging experience on reported claims and pending claims	(2.8)

Total development in net liability	91.7

Net liability at end of valuation period	1,426.3

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Amended Final Funding Agreement calculations
The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust.
Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are1:
•	Discounted Central Estimate;

•	Term Central Estimate; and

•	Period Actuarial Estimate.
Table E.6: Amended Final Funding Agreement calculations

$ m
Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,426.3
Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising:	249.8
Discounted value of cashflow in 2008/09	81.0
Discounted value of cashflow in 2009/10	83.1
Discounted value of cashflow in 2010/11	85.7
Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,422.4
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the AICF Trust at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the Period Actuarial Estimate in the latest Annual Actuarial Report.

[1]	See Glossary of Terms in Appendix G for description of these items

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Uncertainty
Estimates of asbestos-related disease liabilities are subject to considerable uncertainty, significantly more than personal injury liabilities in relation to other causes, such as CTP or Workers Compensation claims. This includes uncertainty due to:
•	The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;

•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:
•	medical and epidemiological developments;

•	court interpretations;

•	legislative changes;

•	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

•	public attitudes to claiming;

•	the potential for future procedural reforms in NSW and other States affecting the legal costs incurred in managing and settling claims;

•	potential third-wave exposures; and

•	social and economic conditions such as inflation.
It should therefore be expected that the actual emergence of the liabilities will vary from any estimate. As indicated in Figure E.1, depending on the actual out-turn of experience relative to that currently forecast the variation could potentially be substantial. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained in this report and any such variation may be significant.

x

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Given this, we provide the following sensitivity tests of the actuarial assessment of the liabilities to changes in some key assumptions.
Figure: E.1 Sensitivity testing results — Impact around the Discounted
Central Estimate (in $m)

*	The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to 0% per annum.
The above chart implies that the single most sensitive assumption is potentially the peak year of mesothelioma claims reporting against the Liable Entities. Shifting the peak year of mesothelioma claims reporting by 5 years from 2010/11 to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported of around 50%.
Table E.7: Summary results of sensitivity analysis

	Undiscounted	Discounted
Central estimate	$3.03bn	$1.43bn
Range around the central estimate	-$1.1bn to $2.4bn	-$0.4bn to $0.7bn
Range of liability estimates	$1.9bn to $5.4bn	$1.0bn to $2.1bn

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Whilst the table above indicates a range around the discounted central estimate of liabilities of -$400m and +$700m, the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.
Data, Reliances and Limitations
We have been provided with the following information by AICFL:
•	Claims database at 31 March 2008 with individual claims listings;

•	Accounting database at 31 March 2008 (which includes individual claims payment details);

•	Monthly Management Information Reports to 31 March 2008;

•	Home Renovator Reports at various dates; and

•	Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) produced by Capita Insurance Services (London) as at 31 March 2008.
While we have tested the consistency of the various data sets provided, we have not otherwise verified the data nor have we undertaken any auditing of the data at source. We have relied on the data provided as being complete and accurate in all material respects. Consequently, should there be material errors or incompleteness in the data, our assessment could be affected materially.
Executive Summary Not Report
Please note that this executive summary is intended as a brief overview of our report. To properly understand our analysis and the basis of our liability assessment requires examination of our report in full.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
CONTENTS

1 Scope and Purpose	1
1.1 Introduction	2
1.2 Purpose of this report	3
1.3 Scope of report	4
1.4 Areas of potential exposure not included	9
1.5 Data reliances and limitations	10
1.6 Uncertainty	11
1.7 Distribution and use	11
1.8 Author of the report	12
1.9 Professional standards and compliance	12
2 Areas of Potential Exposure	13
2.1 Overview	13
2.2 Potential changes to the number of future claims	13
2.3 Potential changes to claims costs	16
2.4 Medical developments	17
3 Data	18
3.1 Data provided to KPMG Actuaries	18
3.2 Data limitations	18
3.3 Data verification	19
3.4 Data conclusion	20
4 Valuation Methodology and Approach	22
4.1 Previous valuation work and methodology changes	22
4.2 Overview of current methodology	22
4.3 Disease type and class subdivision	24
4.4 Numbers of future claims notifications	26
4.5 Incidence of claim settlements from future claim notifications	27
4.6 Average claim costs of IBNR claims	28
4.7 Proportion of claims settled for nil amounts	29
4.8 Pending claims	29
4.9 Insurance Recoveries	32
4.10 Cross-claim recoveries	35
4.11 Discounting cashflows	36
5 Analysis of Claims Experience — Claim Numbers	37
5.1 Overview	37
5.2 Mesothelioma claims	38
5.3 Asbestosis claims	44
5.4 Lung cancer claims	47
5.5 ARPD & Other claims	47

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008

5.6 Workers Compensation and wharf claims	47
5.7 Summary of base claims numbers assumptions	48
5.8 Exposure and latency information	49
5.9 Peak year of claims and estimated future notifications	58
5.10 Baryulgil	60
6 Analysis of Experience — Average Claims Costs	61
6.1 Overview	61
6.2 Mesothelioma claims	62
6.3 Asbestosis claims	66
6.4 Lung cancer claims	69
6.5 ARPD & Other claims	70
6.6 Workers Compensation claims	71
6.7 Wharf claims	72
6.8 Large claim size and incidence rates	73
6.9 Average defendant legal cost for non-nil and nil claim settlements	75
6.10 Summary assumptions	78
7 Analysis of Claims Experience — Nil Settlement Rates	79
7.1 Overview	79
7.2 Mesothelioma claims	80
7.3 Asbestosis claims	81
7.4 Lung cancer claims	82
7.5 ARPD & Other claims	83
7.6 Workers Compensation claims	83
7.7 Wharf claims	84
7.8 Summary assumptions	85
8 Economic and Other Assumptions	86
8.1 Overview	86
8.2 Claims inflation	86
8.3 Superimposed inflation	92
8.4 Summary of claims inflation assumptions	94
8.5 Discount rates: Commonwealth bond zero coupon yields	95
8.6 Cross-claim recovery rates	96
8.7 Settlement Patterns	97
9 Product and Public Liability Insurance Programme	100
9.1 Overview	100
9.2 Allowance for Insurance Recoveries	101
9.3 Bad debt allowance on Insurance Recoveries	102
9.4 Expected Insurance Recoveries	103
10 Valuation Results	105
10.1 Central estimate liability	105

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008

10.2 Comparison with previous valuation	106
10.3 Cashflow projections	108
10.4 Amended Final Funding Agreement calculations	110
10.5 Accounting liability calculations: JHINV	111
11 Uncertainty	112
11.1 Overview	112
11.2 Sensitivity testing	113
11.3 Results of sensitivity testing	114
TABLES

Table 1.1: Summary of valuation assessments by KPMG Actuaries	3
Table 3.1: Comparison of amounts from claims and accounting databases	20
Table 5.1: Number of claims reported annually	37
Table 5.2: Base claim numbers assumptions	48
Table 5.3: Assumed latency periods from average date of exposure to notification	57
Table 5.4: Peak year of claim notifications	58
Table 5.5: Number of claim notifications by disease type	59
Table 6.1: Average attritional non-nil claim award (inflated to current money terms)	62
Table 6.2: Average mesothelioma claims assumptions	66
Table 6.3: Average asbestosis claims assumptions	68
Table 6.4: Average lung cancer claims assumptions	70
Table 6.5: Average ARPD & Other claims assumptions	71
Table 6.6: Average Workers Compensation claims assumptions	72
Table 6.7: Average wharf claims assumptions	73
Table 6.8: Summary average claim cost assumptions	78
Table 7.1: Nil settlement rates	79
Table 7.2: Summary nil settlement rate assumptions	85
Table 8.1: Claims inflation assumptions	95
Table 8.2: Zero coupon yield curve by duration	95
Table 8.3: Settlement pattern of claims awards by delay from claim reporting	99
Table 9.1: Value of expected Insurance Recoveries	104
Table 10.1: Comparison of central estimate of liabilities	105
Table 10.2: Analysis of change	107
Table 10.3: Amended Final Funding Agreement calculations	111
Table 11.1: Summary results of sensitivity analysis	116

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
FIGURES

Figure 4.1: Actual savings achieved on case estimates at settlement	31
Figure 5.1: Proportion of claims by disease type	38
Figure 5.2: Monthly notifications of mesothelioma claims	39
Figure 5.3: Rolling annualised averages of mesothelioma claim notifications	40
Figure 5.4: Number of mesothelioma claims by location of claim filing	41
Figure 5.5: Numbers of mesothelioma claims settlements by year of notification (nil and non-nil claims)	42
Figure 5.6: Monthly notifications of asbestosis claims	44
Figure 5.7: Rolling annualised averages of asbestosis claim notifications	45
Figure 5.8: Number of asbestosis claims by location of claim filing	46
Figure 5.9: Consumption and production indices — Australia 1920-2002	50
Figure 5.10: Mix of claims by duration of exposure (years)	51
Figure 5.11: Timeline of exposure and claim reporting	51
Figure 5.12: Exposure (person-years) of all Liable Entities’ claimants to date	52
Figure 5.13: Exposure (person years) of all claimants to date by report year and exposure year	53
Figure 5.14: Latency of mesothelioma claims	54
Figure 5.15: Latency of asbestosis claims	56
Figure 5.16: Latency of lung cancer claims	56
Figure 5.17: Latency of ARPD & Other claims	57
Figure 5.18: Expected future claim notifications by disease type	59
Figure 6.1: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to current money terms)	63
Figure 6.2: Distribution of claims awards for attritional non-nil mesothelioma claims (inflated to current money terms)	64
Figure 6.3: Inflated average awards and number of non-nil claims settlements for mesothelioma claims	65
Figure 6.4: Contribution of individual bands of claims to overall average attritional asbestosis claim costs (inflated to current money terms)	66
Figure 6.5: Distribution of claims awards for attritional non-nil asbestosis claims (inflated to current money terms)	67
Figure 6.6: Inflated average awards and number of non-nil claims settlements for asbestosis claims	68
Figure 6.7: Inflated average awards and number of non-nil claims settlements for lung cancer claims	69
Figure 6.8: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims	70
Figure 6.9: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims	71

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008

Figure 6.10: Inflated average awards and number of non-nil claims settlements for Wharf claims	72
Figure 6.11: Scatter plot of large claims by settlement year	75
Figure 6.12: Inflated average defendant legal costs for non-nil claims by closure year	76
Figure 6.13: Inflated average defendant legal costs for nil claims by closure year	77
Figure 7.1: Mesothelioma nil claims experience	80
Figure 7.2: Asbestosis nil claims experience	81
Figure 7.3: Lung cancer nil claims experience	82
Figure 7.4: ARPD & Other nil claims experience	83
Figure 7.5: Workers Compensation nil claims experience	84
Figure 7.6: Wharf nil claims experience	85
Figure 8.1: Trends in Bond Yields	87
Figure 8.2: Trends in CPI and AWOTE	89
Figure 8.3: Age profile of mesothelioma claimants by report year	90
Figure 8.4: Age cohorting of average mesothelioma awards by decade of age	91
Figure 8.5: Average mesothelioma awards	93
Figure 8.6: Cross-claim recovery experience	96
Figure 8.7: Settlement pattern derivation for mesothelioma claims	97
Figure 8.8: Settlement pattern derivation for non-mesothelioma claims	98
Figure 10.1: Past claim-related expenditure of the Liable Entities: 1 January 2003 to 31 March 2008	108
Figure 10.2: Annual cashflow projections ($m)	109
Figure 11.1: Sensitivity testing results — Impact around the Discounted Central Estimate (in $m)	115
APPENDICES

A. Credit rating default rates by duration	118
B. Projected cashflows ($m)	120
C. Projected discounted cashflows ($m)	121
D. Derivation of US GAAP net accounting liability of JHINV	122
E. Allocation of central estimate liabilities to AICFL entities	126
F. Australian asbestos consumption and production data: 1920-2002	128
G. Glossary of terms	129

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
1 SCOPE AND PURPOSE
Important Note: Basis of Report
This valuation report (“the Report”) has been prepared by KPMG Actuaries Pty Limited (A.B.N. 77 002 882 000) (“KPMG Actuaries”) in accordance with an “Amended and Restated Final Funding Agreement in respect of the provision of long-term funding for compensation arrangements for certain victims of Asbestos-related diseases in Australia” (hereafter referred to as “the Amended Final Funding Agreement”) between James Hardie Industries NV (“JHINV”), James Hardie 117 Pty Limited, the State of New South Wales and Asbestos Injuries Compensation Fund Limited (“AICFL”), which was signed on 21 November 2006.
This Report is intended to meet the requirements of the Amended Final Funding Agreement and values the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust.
This Report is not intended to be used for any other purpose and may not be suitable, and should not be used, for any other purpose. Opinions and estimates contained in the Report constitute our judgement as of the date of the Report.
In preparing the Report, KPMG Actuaries has relied on information supplied to it from various sources and has assumed that that information is accurate and complete in all material respects. KPMG Actuaries has not independently verified the accuracy or completeness of the data and information used for this Report.
Except insofar as liability under statute cannot be excluded, KPMG Actuaries, its directors, employees and agents will not be held liable for any loss or damage of any kind arising as a consequence of any use of the Report or purported reliance on the Report including any errors in, or omissions from, the valuation models.
The Report must be read in its entirety. Individual sections of the Report, including the Executive Summary, could be misleading if considered in isolation. In particular, the opinions expressed in the Report are based on a number of assumptions and qualifications which are set out in the full Report.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
1.1	Introduction

1.1.1	Chronology of events

In February 2001, the Medical Research & Compensation Foundation (“MRCF”) was established as a charitable trust to meet the asbestos-related liabilities of two former subsidiaries of the James Hardie Group of Companies, namely Amaca Pty Ltd and Amaba Pty Ltd.

In February 2004, the NSW Government established the Special Commission of Inquiry into the Establishment of the MRCF. In September 2004, one of the findings of the Inquiry was that the MRCF was under-funded insofar as it would not have sufficient assets to meet its expected future liabilities.

During the Special Commission of Inquiry, JHINV made an offer to fund the liabilities of the Liable Entities subject to certain conditions and shareholder approval. Subsequent to the Special Commission of Inquiry’s findings, negotiations began to establish the basis on which the funding may take place.

A “Heads of Agreement” was signed on 21 December 2004 between JHINV, the ACTU, a representative of the Asbestos Victims Groups, UnionsNSW and the NSW Government. This was a non-binding agreement which set out the principles upon which the Final Funding Agreement would be based.

The Final Funding Agreement was signed by JHINV and the NSW Government on 1 December 2005 and on 21 November 2006 the parties executed the Amended Final Funding Agreement.

On 7 February 2007, at an Extraordinary General Meeting held in Amsterdam, JHINV security holders approved the Amended Final Funding Agreement and the voluntary funding proposal. An initial payment of $184.3m was made by JHINV on 9 February 2007.

1.1.2	Liability assessments undertaken by KPMG Actuaries

KPMG Actuaries was retained by JHINV and Allens Arthur Robinson (“AAR”) during the Special Commission of Inquiry to provide an assessment of the asbestos-related disease liabilities of the MRCF at 30 June 2003.

Within the valuation as at 30 June 2003, KPMG Actuaries estimated the discounted value of the quantifiable liabilities of the MRCF on a “central estimate” basis as $1,573.4m (equivalent to an undiscounted estimate of $3,403.1m), based on the then current economic and legal environment, net of insurance recoveries and after allowance for claims-related legal costs.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Since that time, KPMG Actuaries has been retained to provide updated assessments of the liabilities at various dates.

The following table shows the valuation assessments made by KPMG Actuaries.
Table 1.1: Summary of valuation assessments by KPMG Actuaries

			Discounted	Undiscounted
		Report	Central	central
Valuation	Based on	release	Estimate	estimate
Date	data as at	date	($m)	($m)
30/06/03	30/06/03	07/06/04	1,573.4	3,403.1
30/06/04	18/10/04	21/11/04	1,536.0	3,585.6
31/03/05	31/03/05	14/05/05	1,684.9	3,603.7
30/06/05 (a)	24/06/05	01/12/05	1,568.4	3,131.0
31/03/06 (a)	28/02/06 (b)	15/05/06	1,517.0	3,079.2
30/09/06 (a)	30/09/06	13/11/06	1,554.8	3,168.9
31/03/07 (a)	31/03/07	28/05/07	1,355.1	2,810.8
31/03/08 (a)	31/03/08	22/05/08	1,426.3	3,027.3
Notes:

(a) The valuations since 30 June 2005 have included an allowance for cost savings in NSW.

(b) The valuation at 31 March 2006 included supplemental claims and accounting information to 31 March 2006.

The precise scope of the liability assessment of the various historic reports has varied, including varying from the scope of this Report which quantifies the liabilities which are to be met by the AICF Trust as set out in the Amended Final Funding Agreement. The reports since 30 June 2005 were prepared in accordance with the Final Funding Agreement.

Accordingly, comparison between the various estimates of liabilities requires some care and should be regarded as indicative only.

1.2	Purpose of this report

The Amended Final Funding Agreement requires the completion of an Annual Actuarial Report evaluating the potential asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
1.2.1	Liable Entities

The Liable Entities are defined as being the following entities:
•	Amaca Pty Ltd (formerly James Hardie & Coy);

•	Amaba Pty Ltd (formerly Jsekarb, James Hardie Brakes and Better Brakes); and

•	ABN60 Pty Ltd (formerly James Hardie Industries Ltd).
In addition, the Board of JHINV agreed that Personal Asbestos Claims arising out of mining activities at Baryulgil would also be met by the AICF Trust (these liabilities are referred to in the Amended Final Funding Agreement as liabilities in relation to Marlew Claims and are deemed to be liabilities of Amaca).

1.2.2	Personal asbestos claims

Under the Amended Final Funding Agreement, the liabilities to be met by the AICF Trust relate to personal asbestos-related disease liabilities of the Liable Entities.

Such claims must relate to exposure which took place in Australia and which have been brought in a Court in Australia.

The precise scope of the liabilities is detailed in Section 1.3 and in Appendix G.

1.2.3	Purpose of report

KPMG Actuaries has been retained by AICFL to provide an actuarial valuation report as required under the Amended Final Funding Agreement and this is detailed in our Engagement Letter dated 29 January 2008.

The prior written consent of KPMG Actuaries is required for any other use of this report or the information contained in it.

Our valuation is intended to be effective as at 31 March 2008 and has been based on claims data and information as at 31 March 2008 provided to us by AICFL.

1.3	Scope of report

We have been requested to provide an actuarial assessment as at 31 March 2008 of the asbestos-related disease liabilities of the Liable Entities to be met by the AICF Trust, consistent with the terms of the Amended Final Funding Agreement.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
The assessment is on a central estimate basis and is based on the claims experience as at 31 March 2008.

A “central estimate” liability assessment is an estimate of the expected value of the range of potential future liability outcomes. In other words, if all the possible values of the liabilities are expressed as a statistical distribution, the central estimate is an estimate of the mean of that distribution.

It is of note that our liability assessment:
•	Relates to the Liable Entities and Marlew (in relation to Marlew Claims arising from asbestos mining activities at Baryulgil).

•	Is intended to cover:
▪	The amount of settlements, judgments or awards for all Personal Asbestos Claims.

▪	Claims Legal Costs incurred by the AICF Trust in connection with the settlement of Personal Asbestos Claims.
•	Is not intended to cover:
▪	Personal injury or death claims arising from exposure to asbestos which took place outside Australia.

▪	Personal injury or death claims, arising from exposure to Asbestos, which are brought in Courts outside Australia.

▪	Claims for economic loss, other than any economic loss forming part of an award for damages for personal injury and/or death.

▪	Claims for loss of property, including those relating to land remediation.

▪	The costs of asbestos or asbestos product removal relating to asbestos or asbestos products manufactured or used by or on behalf of the Liable Entities.
•	Includes an allowance for:
▪	Compensation to the NSW Dust Diseases Board or a Workers Compensation Scheme by way of a claim by such parties for contribution or reimbursement from the Liable Entities, but only to the extent that the cost of such claims is less than the limits of funding for such claims as outlined within the Amended Final Funding Agreement.

Valuation of the asbestos-related disease
liabilities of the Liable Entities to be met by the
AICF Trust 31 March 2008
▪	Workers Compensation claims, being claims from current and former employees of the Liable Entities, but only to the extent that such liabilities are not met by a Workers Compensation Scheme or Policy (see section 1.3.1).
•	Assumes that the product and public liability insurance policies of the Liable Entities will continue to respond to claims as and when they fall due. We have not made any allowance for the impact of any disputation concerning Insurance Recoveries nor of any legal costs that may be incurred in resolving such disputes.

•	Makes no allowance for potential Insurance Recoveries that could be made on product and public liability insurance contracts placed from 1986 onwards which were placed on a “claims made” basis.

•	Makes no allowance for the future Operating Expenses of the Liable Entities or the AICF Trust. Separate allowance for future Operating Expenses needs to be made by the management of AICFL.

•	Assumes a continuation of the existing legal environment in relation to claims settlements.

•	Makes no additional allowance for the inherent uncertainty of the liability assessment. That is, no additional provision has been included in excess of a central estimate.
Readers of this report may refer to our previous reports (as set out in Section 1.1.2) which are available at www.ir.jameshardie.com.au.

1.3.1	Workers Compensation

Workers Compensation claims are claims made by current and former employees of the Liable Entities. Such past, current and future reported claims were insured with, amongst others, Allianz Australia Limited (“Allianz”) and the various State-based Workers Compensation Schemes.

Under the Amended Final Funding Agreement, the part of future Workers Compensation claims that are met by a Workers Compensation Scheme or Policy of the Liable Entities are outside of the AICF Trust. The AICF Trust is, however, to provide for any part of a claim not covered by a Workers Compensation Scheme or Policy (e.g. as a result of the existence of limits of indemnity and policy deductibles on those contracts of insurance).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
On this basis our liability assessment in relation to Workers Compensation claims and which relates to the AICF Trust, includes only the amount borne by the Liable Entities in excess of the anticipated recoveries due from a Workers Compensation Scheme or Policy.

In making our assessment we have assumed that the Workers Compensation insurance programme will continue to respond to claims by current and former employees of the Liable Entities as and when they fall due. To the extent that they were not to respond owing to (say) insurer insolvency, Insurer Guarantee Funds should be available to meet such obligations.

1.3.2	Dust Diseases Board and Other Reimbursements

There exists a right under Section 8E (Reimbursement Provisions) of the Dust Diseases Act 1942 for the NSW Dust Diseases Board (“DDB”) to recover certain costs from common law defendants, excluding the employer of the claimant.

This component of cost is implicitly included within our liability assessment as the claims awards made in recent periods and in recent settlements contain allowance for DDB reimbursement where applicable. Furthermore, currently reported open claims have allowance within their case estimates for the costs of DDB reimbursement where relevant and applicable.

The Amended Final Funding Agreement indicates that the AICF Trust is intended to meet Personal Asbestos Claims and that claims by the DDB or a Workers Compensation Scheme for reimbursement will only be met up to a certain specified limit, being:
•	In the first financial year (2006/07) a limit of $750,000 applied;

•	In respect of each financial year thereafter, that limit will be indexed annually in line with the Consumer Price Index;

•	There will be an overall unindexed aggregate cap of $30m.
The cashflow and liability figures contained within this report have already removed that component of reimbursements that will not be met by the AICF Trust owing to the application of these caps.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
1.3.3	Baryulgil (“Marlew Claims”)

In light of the agreement by the Board of JHINV to incorporate claims arising from mining activities at Baryulgil (called “Marlew Claims” in the Amended Final Funding Agreement) into the AICF Trust, where they are not otherwise recoverable from other sources, we have made separate allowance for the potential liabilities arising from exposure at Baryulgil, specifically:
•	Claims made against Amaca Pty Ltd or ABN60 resulting from their past ownership of the mine, or in the case of Amaca also in relation to their joint venture with Wunderlich, are to be covered by the AICF Trust.

•	Claims made against the subsequent owner of the mine (following its sale by James Hardie Industries to Woodsreef in 1976), being Marlew Mining Pty Ltd (“Marlew”) which is in liquidation, are to be met by the AICF Trust except where such claims are Excluded Marlew Claims, which are recoverable by the Claimant from other sources.
These claims are discussed further in Section 5.10.

1.3.4	Risk Margins

Australian-licensed insurance companies are required to, and non-insurance companies may elect to, hold claims provisions at a level above the central estimate basis to reflect the uncertainty attaching to the liability assessment and to include an allowance in respect of that uncertainty.

A risk margin is an additional amount held, above the central estimate, which is held so as to increase the likelihood of adequacy of the provisions to meet the ultimate cost of settlement of those liabilities.

We note that the Amended Final Funding Agreement envisages the ongoing financing of the AICF Trust is to be based on a “central estimate” approach and that the Annual Actuarial Report should provide a Discounted Central Estimate valuation.

Accordingly, we have made no allowance for any risk margins within this Report.

1.3.5	Discounting

We have determined a Discounted Central Estimate in this report by discounting the projected future cashflows to 31 March 2008 using yields on Commonwealth Government Bonds.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Conceptually, the Discounted Central Estimate therefore represents an amount of money which, if fully provided in advance (i.e. as of 31 March 2008) and invested in risk-free assets (such as Commonwealth Government Bonds) of term and currency appropriate to the liabilities, would generate the necessary investment income such that (together with the capital value of those assets) would be expected to be sufficient to pay for the liabilities as they fall due.

To the extent that the actual investments are:
•	of different terms; and/or

•	in different currencies; and/or

•	provide different expected rates of return
investment profits or losses would emerge.

In this regard, we also note that the actual funding mechanism under the Amended Final Funding Agreement only provides for three years’ worth of projected Claims and Claims Legal Costs expenditure and one year’s worth of Operating Expenses at any one time.

1.4	Areas of potential exposure not included

As identified in Section 1.3, there are other potential sources of claims exposure beyond those directly considered within this report. However, while many of them are possible they are by no means certain and in a number of cases they are unquantifiable even if they have the potential to generate claims. This is especially the case for those sources of future claim where there has been no evidence of claims to date.

Areas of potential changes in claims exposure we have not explicitly allowed for in our valuation include:
•	Future significant individual landmark and precedent-setting judicial decisions;

•	Significant medical advancements;

•	Unimpaired claims, i.e. claims for fear, stress, pure nervous shock or psychological illness;

•	A change in the basis of compensation for asymptomatic pleural plaques for which no associated physical impairment is exhibited;

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	A proliferation of “third-wave” claims, i.e. claims arising as a result of indirect exposure such as home renovation, washing clothes of family members that worked with asbestos, or from workers involved in removal of asbestos or demolition of buildings containing asbestos;

•	Changes in legislation, especially those relating to tort reform for asbestos sufferers;

•	Introduction of new, or elimination of existing, heads of damage;

•	Exemplary and aggravated or punitive damages (being damages awarded for personal injuries caused as a result of negligence or reckless conduct);

•	Changes in the basis of apportionment of awards for asbestos-related diseases for claimants who have smoked;

•	Any changes to GST or other taxes; and

•	Future bankruptcies of other asbestos claim defendants (i.e. other liable manufacturers or distributors).
Nonetheless, some implicit allowance is made in respect of some of these items in the allowance for superimposed inflation included in our liability assessment and to the extent that some of these have emerged in past claims experience.

We have made no allowance for the risk of further development in relation to New Zealand exposures and the rights of claims from New Zealand claimants in Australian courts (as per Frost vs. Amaca Pty Ltd (2005), NSWDDT 36 although this decision was successfully appealed by Amaca in August 2006) nor for the risk of additional exposures from overseas. This is because, as noted in Section 1.3, the AICF Trust will not meet the cost of these claims as they are Excluded Claims.

We discuss these matters further in Section 2.

1.5	Data reliances and limitations

KPMG Actuaries has relied upon the accuracy and completeness of the data with which it has been provided. KPMG Actuaries has not verified the accuracy or completeness of the data, although we have undertaken steps to ensure its consistency with data previously received. However, KPMG Actuaries has placed reliance on the data previously received, and currently provided, as being accurate and complete in all material respects.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
1.6	Uncertainty

It must be understood that estimates of asbestos-related disease liabilities are subject to considerable uncertainty.

This is due to the fact that the ultimate disposition of future claims will be subject to the outcome of events that have not yet occurred. Examples of these events, as noted in Section 1.4, include jury decisions, court interpretations, legislative changes, epidemiological developments, medical advancements, public attitudes, potential third-wave exposures and social and economic conditions such as inflation.

It should therefore be expected that the actual emergence of the liabilities will vary, perhaps materially, from any estimate. Thus, no assurance can be given that the actual liabilities of the Liable Entities to be met by the AICF Trust will not ultimately exceed the estimates contained herein and any such variation may be significant.

Nonetheless, we provide our liability estimate based on our current expectations of future such events.

1.7	Distribution and use

The purpose of this report is as stated in Sections 1.2 and 1.3. This report should not be used for any purpose other than those specified.

This report is to be provided to the Board and management of AICFL. This report will also be provided to the Board and management of JHINV, the NSW Government, and to PricewaterhouseCoopers in their capacity as auditors to both JHINV and AICFL.

We understand that this report will be filed with the ASX and placed on JHINV’s website in its entirety.

KPMG Actuaries provide our consent for this report to be made available to the above-mentioned parties and for the report to be distributed in the manner described above.

To the extent permitted by law, KPMG Actuaries will not be responsible to third parties for the consequences of any actions they take based upon the opinions expressed within this report, including any use of or purported reliance upon this report not contemplated in Sections 1.2 and 1.3.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Where distribution of this report is permitted by KPMG Actuaries, the report may only be distributed in its entirety and judgements about the conclusions and comments drawn from this report should only be made after considering the report in its entirety and with necessary consultation with KPMG Actuaries.

1.8	Author of the report

This report is signed by Neil Donlevy, a Director of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

This report is co-signed by Richard Wilkinson, a Director of KPMG Actuaries, a Fellow of the Institute of Actuaries (London) and a Fellow of the Institute of Actuaries of Australia.

1.9	Professional standards and compliance

This report details a valuation of the outstanding claims liabilities of entities which hold liabilities with features similar to general insurance liabilities as self-insured entities, and which have purchased related insurance protection.

In preparing this report, we have complied with the revised version of Professional Standard 300 of the Institute of Actuaries of Australia (“PS300”), “Valuation of General Insurance Claims”. The commencement date of PS300 was 1 January 2008.

However, as we note in Section 1.3, this report does not include an allowance for the future Operating Expenses of the AICF Trust and nor does it include any allowance for a risk margin to reflect the inherent uncertainty in the liability assessment.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
2	AREAS OF POTENTIAL EXPOSURE

2.1	Overview

In Section 1.4, we identified some sources of potential exposure that may not explicitly, or implicitly, be factored into our valuation. The impact of the emergence of these might be to increase, or decrease, the future number of claims or the overall costs in relation to the liabilities of the Liable Entities.

2.2	Potential changes to the number of future claims

2.2.1	Overseas exposures

Whilst overseas exposures remain a source of potential exposure for the Liable Entities, they will not impact the liabilities of the Liable Entities to be met by the AICF Trust as the AICF Trust will not meet claims relating to:
•	Exposure to asbestos to the extent it took place overseas; and/or

•	Claims made overseas relating to asbestos exposure (regardless of the place of exposure).
We note, in any event, that there have been few claims reported to date and that it is currently envisaged that the number of claims from overseas exposures should remain low given the significantly lower levels of asbestos products produced by the Liable Entities which were exported overseas.

In 2007/08, there have been no new US or NZ claims reported against the Liable Entities.

2.2.2	Third-wave claims

We have made some implicit allowance for so-called “third-wave” claims. These are claims for personal injury and / or death arising from asbestos exposure during home renovations by individuals or to builders involved in such renovations. Such claims are allowed for within the projections to the extent to which they have arisen to date and to the extent our exposure model factors in such tertiary exposures in its extrapolation.

Over the last five years, pure home renovator claims have made up approximately 14% of mesothelioma claims by number, with around 30 claims being reported annually. The reporting activity of home renovator claims has not shown any significant upward trend over the period.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We have not allowed for a surge in such claims in the future arising from renovations, but conversely we have not allowed for a tempering of those third-wave claims already included within our projection as a result of improved education of individuals of the risks of such home renovations, or of any local Councils or State Governments passing laws in this regard.

It should be noted that claims for the cost of asbestos or asbestos product removal from homes and properties or any claims for economic loss arising from asbestos or asbestos products being within such homes and properties will not be met by the AICF Trust.

2.2.3	Unimpaired claims

Unimpaired claims are claims made by plaintiffs where the plaintiff does not exhibit any physical symptoms of injury or damage. This would include claims for fear and stress.

In the case of Thompson vs. CSR (NSWDDT 7/2003), the estate of Mr Thompson made a retrospective claim for fear of contracting mesothelioma 14 years before onset. In this case, Judge O’Meally ruled that the fear was not compensable. The NSW Court of Appeal ((2003) 59 NSWLR 77) upheld that fear was not compensable.

This case was appealed by the estate of Mr Thompson to the High Court of Australia (where it became CSR vs. Eddy) but the issue of whether fear was compensable was not the subject of that appeal.

We have not allowed for the admissibility of “unimpaired claims” within the Australian Court system.

2.2.4	Pure nervous shock claims

“Pure” nervous shock claims are claims which are unrelated to an underlying disease. Where there is a psychiatric illness, general damages may be payable and economic loss may also be payable where the inability to work is a result of the psychiatric illness.

In Western Australia in October 2004, an appeal case concerning Arturo Della Maddalena, a past employee of CSR at Wittenoom mine was heard. Mr Della Maddalena worked at Wittenoom, owned by CSR, from 1961 until it closed in 1966. During this period he was exposed to blue asbestos dust.

An investigation of 42 of Mr Della Maddalena’s former workmates found 39 of them had died from asbestos-related diseases.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
In the first Court hearing, the primary judge’s determination was that he did not accept there to be evidence of psychiatric illness, or evidence that it arose from asbestos exposure.

However, on appeal the second judge rejected the primary judge’s decision as to the acceptability of the evidence placed before him. The Court of Appeal accepted Mr Maddalena’s claim for psychiatric illness.

The defendants to the claim appealed the case to the High Court of Australia on two narrow points of law:
•	Whether an appellate court is entitled to substitute its own findings as to the credibility of a witness for that of the trial judge; and

•	Whether the appellate court had breached procedural fairness in expressing a preference for evidence of a particular expert witness described as being “well known to the Court”.
On 2 February 2006, the High Court of Australia ordered that a new trial be held. We understand the case was settled out of court in October 2006, although the terms of the settlement were confidential.

To the extent that other such cases arise in the future, in many cases they would likely represent a bringing forward of some future eventual claims, rather than outright additional claims.

We have assumed that stress or fear from potential exposure, which is not accompanied by a disease, will not result in a material additional net cost of claims for compensation.

2.2.5	Pleural plaques

Pleural plaques are formations of scarred tissue which form on the inside of the chest wall. They are usually benign and take about 20 years to emerge following exposure to asbestos but symptoms are rarely associated with pleural plaques. Current medical opinion is that pleural plaques do not shorten life and that their existence does not increase the possibility of developing an asbestos-related disease but rather acts as an indicator that exposure to asbestos has taken place.

If an individual presents benign pleural plaques without any demonstrable physical impairment, the individual would not currently be compensated within Australia for the existence of pleural plaques (see for example Torrens vs. James Hardie [1990] NSWDDT 6).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Pleural plaques which are associated with a certain level of physical impairment, such as reduced “total lung capacity” or “forced vital capacity”, diffuse pleural thickening or where the plaques cause pain could be compensated within Australia (see for example Abraham vs. Wallaby Grip & Ors [2006] NSWDDT 22).

Our liability assessment makes no allowance for benign pleural plaque claims without any associated physical impairment.

In relation to pleural plaques with associated physical injury, such claims have arisen in the past and are included within our disease category “ARPD & Other”. Accordingly, we have allowed for these within our liability assessment based on past experience of such claims activity.

2.3	Potential changes to claims costs

2.3.1	Legal environment

We have not explicitly allowed for the emergence of new heads of damage or the significant extension of current heads of damage, or for any overturn or restriction of current heads of damage.

However, allowance for these is, in part, implicit within the rate of superimposed inflation we have assumed.

2.3.2	Exemplary and aggravated or punitive damages

The Dust Diseases Act 2005 (SA) Bill, directs the Courts to consider exemplary damage awards.

We have therefore made some allowance for the potential for exemplary damages awards in South Australia through our assumed average award size. This has been based on anecdotal evidence and views as to the potential size of exemplary awards were such awards to be made.

However, we have made no allowance for exemplary damages awards in other States. To the extent that such awards are possible and could arise in the future such awards would increase the liability assessment.

2.3.3	Smoking-related diseases

There are two prevailing views of the interaction of smoking and asbestos exposure:
•	That the emergence of asbestosis is a necessary precursor to lung cancer caused by asbestos exposure (“the necessary precursor hypothesis” as put forward by Hans Weill amongst others).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	That providing there has been exposure to asbestos sufficient to cause asbestosis it is reasonable to attribute a causal contribution to the asbestos exposure (“the fibre burden hypothesis”).
It is generally accepted that the risk of developing cancer after asbestos exposure is increased in the case of a smoker (see papers by Sir Richard Doll in 1985 amongst others).

We have continued to assume that the precedents set in Judd vs. Amaca (2002) (NSWDDT 25) and McDonald vs. State Rail Authority (1998) (16 NSWCCR 695) will continue and also that the thresholds required to attribute lung cancer to asbestos exposure will be maintained. In these circumstances we have assumed continuation of the current level of awards for asbestos-related lung cancer claims.

2.3.4	Future bankruptcies

As bankruptcies and insolvencies amongst defendants occur, there is a concentration of the costs of claims amongst a decreasing pool of defendants. This would be expected to lead to an increase in the proportion of claims borne by each of the remaining solvent defendants.

Allowance might be made for such bankruptcies by way of using general credit risk methods, or by reduction in the discount rate, but such allowance would require a full model of the liabilities of Australia by entity, including the interactions between entities. This is not adequately determinable at present.

Consequently, within our central estimate assessment, we have not allowed for the future failure of any of the substantial asbestos defendants, insurers or governments who bear a share of the asbestos-related liabilities of Australia.

2.4	Medical developments

Medical developments have the potential to affect claim costs, although it is uncertain as to whether such developments would likely increase or decrease claims costs.

For example, there may be drugs developed which increase costs and extend life without curing mesothelioma: this might increase overall claim amounts. On the other hand, a total cure for mesothelioma would be more likely to reduce overall claim amounts.

At this stage there is no evidence of the success of any treatments to cure mesothelioma and we have therefore made no allowance for the potential impact of such diagnostic or medical developments within the current valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
3	DATA

3.1	Data provided to KPMG Actuaries

We have been provided with the following information:
•	Claims database at 31 March 2008 with individual claims listings;

•	Accounting database at 31 March 2008 (which includes individual claims payment details);

•	Monthly Management Information Reports to 31 March 2008;

•	Home Renovator Reports at various dates;

•	Past exposure history of the Liable Entities and their association with asbestos (this has been covered in our previous valuation reports and we have not repeated it in this report); and

•	Detailed insurance bordereaux information (being a listing of claims filed with the insurers of the Liable Entities) produced by Capita Insurance Services (London) as at 31 March 2008.
We have allowed for the benefits of the product and public liability insurance policies of the Liable Entities based on information provided to us by AICFL relating to the insurance programme’s structure, coverage and layers.

We have also considered the claims data listings which formed the basis of our previous valuation assessments.

3.2	Data limitations

We have tested the consistency of the various data sets provided to us at different valuation dates, as noted in Section 3.3 which outlines the nature of the testing and verification process undertaken. However, we have not otherwise verified the data and have instead relied on the data provided as being complete and accurate in all material respects. We have relied upon the robustness of AICFL’s operational processes and systems as to the completeness of the data provided.

Consequently, should there be material errors or incompleteness in the data, our assessment could also be affected materially.

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3.3	Data verification

We have undertaken a number of tests and reconciliations to verify the accuracy of the data to the extent possible, noting the limitations outlined above.

3.3.1	Reconciliation with previous valuation’s data

We have performed a reconciliation of the claims database as at 31 March 2008 with that provided at 31 March 2007.

We have reviewed the consistency of a number of key fields, on a claim-by-claim basis, including:
•	Claim notification date;

•	Claim settlement date;

•	Disease type; and

•	Settlement amounts (award and legal costs separately).
We note that there are some movements in the historic data between valuations. The following summarise the results of that reconciliation process:
•	24 claims have changed their date of reporting with a number of these being changes by an inconsequential amount. We also observe that all but one of these claims were reported more than 10 years ago so that there is no significant impact to recent claims experience which is a key determinant in setting our valuation assumption for future claims reporting;

•	7 claims have changed their disease type: 4 to lung cancer, 2 to asbestosis and 1 to ARPD & Other; and

•	6 claims have changed their settlement date.
We understand that a change in disease type is often due to the data being updated over time, often as more information comes to light as to the nature of the disease, or through the correcting of any previous data errors which have emerged.

Changes in the date of settlement can often arise because the previous settlement date recorded relates to the settlement with some, but not all, parties to the claim and that this information is updated when all parties have settled.

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We also note that there have continued to be additional claims emerging relating to prior years of notification. This is typically due to either additional cross-claims being brought or because of claims “splitting” into two or more claims (e.g. a “Compensation to Relatives” claim and an “Estate” claim). As such, changing and developing data is not unexpected or to be considered as adverse. Indeed, changing data is common to all claims administration systems.

3.3.2	Reconciliation between claims and accounting databases

We have compared the claims awards, the legal costs and the recoveries amounts between the claims database and the accounting database from the earliest date to the current file position. Table 3.1 shows the results of this reconciliation for all claims to date.
Table 3.1: Comparison of amounts from claims and accounting databases

	Claims	Accounting
	database	database	Difference	Difference
	$m	$ m	$ m	%
Gross settlement amounts	510.3	509.2	1.1	0.2%
Cross claim recoveries	(16.0)	(15.7)	(0.3)	1.9%
Net settlement amounts	494.3	493.5	0.8	0.2%
Overall, the data appears to reconcile reasonably well in aggregate, with the gross claim settlement amounts from the two data sources differing by only 0.2%.

Our approach for each claim record has been to take the maximum value of the two databases for each claim record.

This approach is likely to result in some minor prudence in our overall analysis although the amount of prudence is not material in the context of the size of the potential liabilities and the underlying uncertainty in any valuation estimating future claims costs over the next 40 years or more.

3.4	Data conclusion

We have noted above that we have not verified the underlying data nor undertaken “auditing at source”.

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We have assumed that any material data issues emerging from the Statutory Audit will have been identified by the auditors during their testing and would have been notified to us.

However, we have tested the data for internal consistency with the data provided at previous valuations.

Based on that testing and reconciliation, and subject to the limitations described in Section 1.5, we have formed the view that notwithstanding those limitations:
•	The data is generally consistent between valuations, with any differences in the data being readily explained;

•	The data appears to reconcile reasonably between the two data sources (the claims database and the accounting database);

•	Any data issues that have emerged are not material in relation to the size of the liabilities; and

•	The data is therefore appropriate for use.

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4	VALUATION METHODOLOGY AND APPROACH

4.1	Previous valuation work and methodology changes

We have maintained the core valuation methodology adopted at our previous valuation.

4.2	Overview of current methodology

The methodology involves assessing the liabilities in two separate components, being:
•	Allowance for the cost of settling claims which have already been reported but have not yet been settled (“pending claims”); and

•	Allowance for the cost of settling claims which have not yet been reported but are expected to arise out of past exposure (“Incurred But Not Reported” or “IBNR” claims).
For pending claims, we have used the case estimates (where available) with some adjustments to reflect the extent to which they tend to overstate the ultimate cost, whilst for IBNR claims we have used what can best be described as an “average cost per claim method”.

In brief, the overall methodology may be summarised as follows:
•	Project the future number of claims expected to be reported in each future year by disease type (for product and public liability) and for Workers Compensation and Wharf claims taking into account the past rate of co-joining of the Liable Entities and the expected future incidence of mesothelioma and other diseases;

•	Analyse past average attritional claim costs of non-nil claims in current money terms. We have defined attritional claims to be claims which are less than $1m in 2005/06 money terms. We estimate a baseline attritional non-nil average claim cost in 2007/08 (current) money terms. This represents the Liable Entities’ share of a claim rather than the total claim settlement. For Workers Compensation claims, the average cost represents only that part of a claim which is borne by the Liable Entities (i.e. it is net of any insurance proceeds from a Workers Compensation Scheme or Policy);

•	Analyse past historic average plaintiff and defendant legal costs for non-nil claim settlements;

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•	Analyse past historic average defendant legal costs for nil claim settlements (which includes costs incurred in defending and repudiating liability);

•	Estimate a “large claims loading” for mesothelioma claims by estimating the frequency, or incidence rate, and average claim and legal cost sizes of such claims (being claims which are in excess of $1m in 2005/06 money terms);

•	Project the pattern and incidence of future claims settlements from the claims reporting profile projected. This is done by using a settlement pattern derived from consideration of past experience of the pattern of delay between claim reporting and claim settlement for each disease type;

•	Estimate the proportion of claims which will be settled with no liability against the Liable Entities by reference to past proportions of claims settled for nil claim cost (we refer to this as the “nil settlement rate”);

•	Inflate average claim, plaintiff and defence legal costs and large claim costs to the date of settlement of claims allowing for base inflation and superimposed inflation;

•	Multiply the claims numbers which are expected to be settled for non-nil amounts in a period by the inflated average non-nil claim costs (including the “large claims loading”) and plaintiff and defence legal costs for that period;

•	Make allowance in defence legal costs for that proportion of settled claims which are expected to be settled for no liability but for which defence costs will be incurred in disputing liability or contribution;

•	Inflate average defence legal costs of nil claims to the date of settlement of claims allowing for base inflation and superimposed inflation;

•	Multiply the claims numbers which are expected to be settled for nil amounts in a period by the inflated average defence legal costs for nil claims for that period;

•	Add the expected claims and legal payments on pending claims (after allowance for the potential savings on case estimates);

•	This gives the projected future gross cashflow for each future financial year;

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•	Adjust projected cashflow for the impact of the cap on DDB reimbursements;

•	Estimate the recoveries resulting from cross-claims made by the Liable Entities against other parties (“cross-claim recoveries”);

•	Project Insurance Recoveries to establish the net cashflows;

•	Discount the cashflows using a yield curve derived from yields on Commonwealth government fixed interest bonds to arrive at our present value liability assessment.
It should be noted that this description is an outline and is not intended to be exhaustive in consideration of all the stages we consider or investigations we undertake. Those other stages are outlined in more detail elsewhere in this report and readers are advised to refer to those sections for a more detailed understanding of the process undertaken.

As discussed elsewhere, the liabilities are established on a central estimate basis.

In our analyses, the “year” we refer to aligns with the financial year of JHINV and runs from 1 April to 31 March, so that a 2005 reported claim would be a claim notified in the period 1 April 2005 to 31 March 2006. Similarly a 2006 settlement would be a claim settled in the period 1 April 2006 to 31 March 2007.

4.3	Disease type and class subdivision

4.3.1	Claims excluded

We have excluded cross-claims brought by the Liable Entities against other defendants. Where the cross-claim is brought as part of the main proceedings the claim is automatically counted in our analysis of the number of claims. However, where the cross-claim by the Liable Entities is severed from the main proceedings, the existence of a separate record on the claims file does not indicate an additional claim (or liability against the Liable Entities). In these circumstances such claims records are not counted in our analysis.

4.3.2	Categories of claim

We have sub-divided the remaining claims into the following groups:

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•	Product and Public Liability;

•	Workers Compensation, being claims by current and former employees of the Liable Entities; and

•	Wharf claims.
We have separated the Workers Compensation claims from product and public liability claims because claim payments from Workers Compensation claims do not generate recoveries under the product and public liability insurance cover, so that in order to value those contracts we need to separately identify the cashflows from product and public liability claims and the cashflows from Workers Compensation claims.

We have separated out wharfside workers claims because of their significantly different claim sizes relative to other classes.

4.3.3	Categories of disease

For product and public liability claims, we have separately analysed the individual disease types.

We have split the data by disease because it displays substantially different average claim sizes and because the incidence pattern of future notifications is also expected to vary considerably between the different disease types. As product and public liability claims are financially significant to the overall total of the liabilities and there is significant available data, the sub-division by disease type is appropriate.

We have not divided the Workers Compensation or Wharf claims data by disease type given their relatively low financial significance and the low credibility of the data if sub-divided by disease type.

For the purposes of our analysis, we have allocated each claim once and therefore to one disease. We have selected the following order of priority, based on the relative severity of the disease:
•	Mesothelioma;

•	Lung cancer / Other cancer;

•	Asbestosis; and then

•	Asbestos-Related Pleural Disease and Other (“ARPD & Other”).

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This means that if a claim has mesothelioma as one of its listed diseases, it is automatically included as a mesothelioma claim. If a claim has lung or other cancer as one of its listed diseases (but not mesothelioma), it is included as a lung cancer claim. If a claim has asbestosis as one of its listed diseases, it is only coded as asbestosis if it has no reference to mesothelioma, lung cancer or other cancer as one of its diseases.

4.4	Numbers of future claims notifications

We begin by first estimating the incidence of future notifications of claims.

We have based this on the use of what we have termed an “exposure model”, which we have constructed in relation to Australian usage of asbestos.

We do not have detailed individual exposure information for the Liable Entities, its products or where the products were used and how many people were exposed to those products. However, given the market share of James Hardie over the years (through to 1987) and its relative stability, we have used a national pattern of usage as a reasonable proxy for the Liable Entities.

We start by constructing an index from the annual consumption of asbestos within Australia from 1900-2002.[2] We split this between the various asbestos types and by year of consumption.

We have not allowed for multiple exposures with respect to the Liable Entities from each unit of asbestos consumed, e.g. where the Liable Entities were both mining and milling the same asbestos. While there was some (moderate) mining at Baryulgil, in relative terms it is not significant. Nonetheless, we have made separate allowance for mining activities at Baryulgil within our liability assessment.

With the exposure index that we have derived, we then allow for the latency period from the average date of exposure to claims notification. Our model is that claims will:
•	emerge proportional to past asbestos exposure measured by asbestos consumption (in metric tonnage); and

•	have a latency pattern that is statistically normally distributed.

[2]	World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com
US Geological Survey — Worldwide Asbestos Supply and Consumption Trends 1900 to 2000; Robert L. Virta (2003)

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Our current assumptions are that:
•	The historic asbestos consumption shown in Figure 5.9 gives our assumed past asbestos exposure.

•	The latency pattern (from average date of exposure) for mesothelioma has a mean of 35 years and a standard deviation of 10 years. This appears to be generally supported by analyses and comments by Professor Berry et al3, by Jim Leigh et al4 and by Yeung et al5. Latency pattern assumptions for mesothelioma and other diseases have also been set with consideration of the Liable Entities’ own experience to date.
Our methodology is to take each year of exposure, weighted by “average consumption” of asbestos in tonnage for that year, and project an index of the number of claims emerging in each future reporting year resulting from that exposure year using the latency distribution. We then aggregate the index of claims projected across all exposure years to derive an overall index of the number of future claims by report year.

This methodology provides not only the shape of claims reporting as an index but it also derives the peak year of incidence of mesothelioma claims reported to the Liable Entities to be 2010/2011.

For the other claim types, we allow for those diseases having different average latency periods to that of mesothelioma. This results in different projected peak years for the different diseases.

From this claims index we then project the future number of claims by calibrating the index derived to the current level of claims emerging. Our analysis and assumptions are detailed in Section 5.

4.5	Incidence of claim settlements from future claim notifications

We derive a settlement pattern by considering triangulations of the numbers of settlements by delay from the year of notification.

[3]	Malignant pleural and peritoneal mesotheliomas in former miners and millers of crocidolite at Wittenoom, Western Australia; G Berry, N H de Klerk, et al (2004)

[4]	Malignant Mesothelioma in Australia: 1945-2000; J. Leigh et al (2002)

[5]	Distribution of Mesothelioma Cases in Different Occupational Groups and Industries, 1979-1995; P. Yeung, A. Rogers, A. Johnson (1999)

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From these settlement pattern analyses, we have estimated the pace at which claims notified in the future will settle, and used this to project the future number of settlements in each financial year for each disease type.

Our analysis and assumptions selected are detailed in Section 8.7.

4.6	Average claim costs of IBNR claims

4.6.1	Attritional claims

We need to separately consider average settlement costs in respect of future claims and average legal costs of the defendants.

We have estimated the following five components to the average cost assessment:
•	Average award (sometimes including plaintiff legal costs) of a non-nil “attritional” claim.

•	Average plaintiff legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a non-nil “attritional” claim.

•	Average defendant legal costs of a nil claim.

•	Large claim awards and legal cost allowances.
All of our analyses have been constructed using past average awards, which have been inflated to current money terms (i.e. mid 2007/08 money terms) using a base inflation index. This compensates for basic inflation effects when identifying trends in historic average settlements. We then determine a prospective average cost in current money terms.

We perform the same exercise for the defence and plaintiff’s legal costs in respect of non-nil claims, and for defence costs for nil claims (together “Claims Legal Costs”).

Our analysis and assumptions are detailed in Section 6.

4.6.2	Large claims loading

We define a large claim as those for which the award is greater than or equal to $1m in 2005/06 money terms (this equates to approximately $1.087m in 2007/08 money terms). We define an attritional claim as a non-nil, non-large claim. We define a nil claim as one for which the award payable by the relevant Liable Entity is zero.

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31 March 2008
We analyse the historic incidence rate of large claims (being measured as the ratio of the number of large claims to the total number of non-nil claims), and the average claim and legal costs of these claims. We have determined a prospective incidence rate and average cost in current money terms to arrive at a “per claim” loading (being the average cost multiplied by the incidence rate per claim) being the additional amount we need to add to our attritional average claim size to allow for large claims.

Our analysis and assumptions are detailed in Section 6.8.

4.6.3	Future inflation of claim sizes

Allowance for future claim cost inflation is made. This is modelled as a combination of base inflation plus superimposed inflation. This enables us to project future average settlement costs in each future year, which can then be applied to the IBNR claims as they settle in each future year.

Our analysis and assumptions in relation to claims inflation are detailed in Section 8.

4.7	Proportion of claims settled for nil amounts

We apply a “nil settlement rate” to the overall number of settlements to estimate the number of claims which will be settled for nil claim cost (i.e. other than in relation to legal costs) and those which will be settled for a non-nil claim cost.

The prospective nil settlement rate is estimated by reference to past trends in the rate of nil settlements.

Our analysis and assumptions selected are detailed in Section 7.

4.8	Pending claims

4.8.1	Definition of pending claims

At 31 March 2008, there were 564 claims for which claim awards have not yet been fully settled by the Liable Entities. Additionally, there are a number of other claims for which defence legal costs have not yet been settled, even though the awards have been settled.

We have adopted 3 definitions of settlement status:
•	Where there is a closure date, there are not expected to be any further award or legal costs incurred.

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•	When there is no closure date but the claim has a settlement date, there is a possibility of further emerging defendant legal costs, even though the claim award has been settled.

•	When there is no settlement date, there is a possibility of award, plaintiff legal costs and defendant legal costs still being incurred.
4.8.2	Evaluating the liability for pending claims

The excess amount of the liability for pending claims, over the case estimates held, is what the insurance industry term Incurred But Not Enough Reported (“IBNER”).

Depending on the case estimation procedure of the company and the nature of the liabilities, IBNER can be either positive or negative, with a negative IBNER implying that the ultimate cost of settling claims will be less than case estimates, i.e. that there is some degree of redundancy in case estimates.

In assessing the degree of redundancy in case estimates, we have undertaken a projection of the future settlement cost of pending claims and compared this to the case estimates for such claims. Our projection is based on a blending of the following actuarial techniques:
•	Projection of future claim payments by year of notification using triangulation techniques as described in section 4.5 and compare with the case estimates for those claims; and

•	Projection of future average cost per claim for reported, but not finalised claims. The average cost is assessed by reference to the delay from when the claim was reported to when the claim settles (this method is known as the PPCF method).
Mesothelioma claims were projected separately from other disease types due to differing reporting and settlement patterns as well as differing average claim awards.

Workers Compensation claims were excluded from the analysis owing to limited data volumes and due to the impact of Workers Compensation insurance upon the data.

4.8.3	Findings

Our analysis has indicated that there is a degree of redundancy in case estimates.

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The comparison of current case estimates with actuarially-projected future settlement costs for claims reported to date suggests that potential savings from case estimates in relation to the award component could be of the order of 25%.

Amaca’s own analysis, as shown in the following chart, suggests that historically there have also been savings. The chart shows the savings averaged over a 3-month, a 12-month and 1-month period.
Figure 4.1: Actual savings achieved on case estimates at settlement
Source: AICF Monthly Management Reports to 31 March 2008

The chart seems to be supportive of our inference that there is some degree of prudence in the existing case estimates.

The level of savings that have eventuated from case estimates have been as high as 35% (averaged over a 12 month period), experienced during 2004, although this was generally stable at around 27% during 2006 and has shown an increase towards 35% during 2007. This recent trend has in part been due to the high levels of savings achieved in December 2006, February 2007 and May 2007 when there were significant numbers of claims settled.

It is also of note that the 12-month average saving has not fallen below 25% since November 2002, and has not been below 20% since the beginning of 2001.

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Taking these two different results, and the above observations, into account, we have increased our assumption for the level of redundancy in case estimates on currently reported claims to 25% at this valuation (March 2007: 20%). The impact of this change is less than $5m in undiscounted money terms.

It should also be noted that making allowance for savings from case estimates is expected to have the most impact on the near term cash flows and a lesser impact on the longer-term cashflows, with 90% of the cost of pending claims expected to be settled within the next six years.

4.9	Insurance Recoveries

Insurance Recoveries are defined as proceeds which are estimated to be recoverable under the product and public liability insurance policies of the Liable Entities, and therefore exclude any such proceeds from a Workers Compensation Scheme or Policy in which the Liable Entities participate or which the Liable Entities hold.

In applying the insurance programme we consider only the projected gross cashflows relating to product and public liability.

We split out product liability cashflows from public liability cashflows as they are covered by different sections of the insurance policy under different bases:
•	Product liability claims are covered by an aggregate policy which provides cover for all claims up to an overall aggregate limit; and

•	Public liability claims are covered by an “each and every loss” policy which provides cover for each claim up to an individual limit for each claim.
Historical analysis of the claims data suggests that 95% of all liability claims, by number, have been product liability claims.

We make no allowance for the Workers Compensation cashflows in estimating the Insurance Recoveries, as the insurance programme only provides insurance cover to product and public liability exposures.

The insurance cover, for any policy year, consists of a number of consecutive layers of cover. By way of illustration, an insurance programme might be structured as follows:
•	Primary $2m — covering the first $2m of claims costs; and

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•	$3m xs $2m — covering the next $3m of claims costs, once the $2m cover is fully utilised. If the $2m layer below this cover is not fully utilised then this cover would not be utilised.
4.9.1	Allocation of cashflows

We allocate the gross projected cashflow for Claims and Claims Legal Costs separately to product liability and public liability, assuming that 95% of future cashflows in each year will relate to product liability and 5% of future cashflows in each year will relate to public liability.

We then allocate these costs to each individual exposure year. This is based on a projection of how the pattern of exposure has changed in past years and is estimated to change in future years. In this regard, your attention is drawn to Section 5.8 which shows a recent history of how the allocation to different exposure years and periods has changed with time.

We separate the cashflow into claims costs, plaintiff legal costs and defence legal costs. This is because we understand that defence legal costs do not contribute to the erosion of the insurance cover but that such legal costs are recoverable in addition to recoveries from claims settlements.

For the purposes of the valuation, we have assumed that plaintiff legal costs contribute to the erosion of the insurance cover. Our decision is an actuarial one and is not based on legal opinion, although we note that it appears that plaintiff legal costs may (in common with defence legal costs) not contribute to the erosion of the insurance cover. If this latter view is the case, the value of the insurance assets may increase relative to that which we have assumed within this valuation report.

From this, we then model the future Insurance Recoveries by exposure (policy) year.

We map the Insurance Recoveries to each layer of the historic insurance programme and thereby to each insurer and reinsurer to determine an estimate of the recoveries (both in timing and amount) due from each insurer and reinsurer.

As noted in Section 9, no allowance has been made for any potential Insurance Recoveries in relation to the period from 1986/87 to 1996/97, when insurance was placed on a claims-made basis.

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4.9.2	Product liability recoveries

In relation to product liability, given the nature of the cover being on an “in the aggregate” basis, it is likely that the majority of the cover (both the primary and umbrella) covers will be utilised given that we are projecting in excess of $3.5bn of future gross claim and legal costs in actual money terms.

We anticipate that all insurance covers, other than the highest layer of insurance cover for some of the policy years, will be fully utilised.

4.9.3	Public liability recoveries

In relation to public liability, given that the cover is “each and every loss”, it is not likely that layers above the primary layer ($1m) will be substantially impacted. It is possible that the non-primary layers could be triggered, although we recognise that this would require:
•	a large public liability claim in excess of A$1m; and

•	that the period of exposure be of sufficient brevity or sufficiently concentrated that the allocated cost of the claim to any one year would be in excess of A$1m.
Whilst it is possible that such claims may arise in the future, to date there has been no such evidence of a claim above $1m in any one exposure year. Indeed, the largest allocation to any one exposure year has been approximately $920,000 in relation to a claim with a total cost of $1,068,000 which was spread over two exposure years.

This is not unsurprising as the average exposure period for mesothelioma claims has historically been approximately 16 years.

Accordingly, at this time we have made no allowance for any layer above the primary layer to generate public liability recoveries.

To the extent that individual public liability claims reported in future years give rise to exposures of more than $1m to any one exposure year, the value of the Insurance Recoveries would increase.

4.9.4	Bad debt allowance

We have made an allowance for general credit risk based on the credit rating of insurers of the Liable Entities using Standard & Poor’s default rates.

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We assume that insurance recoveries from syndicates of Lloyd’s of London, which are reinsured by Equitas[6] (amounting to 45% of the coverage in the claims occurring period), will have 100% recoverability and that no credit risk charge is made against those recoveries. For the remaining companies, we have allowed for credit risk costs on the Insurance Recoveries.

We have estimated this credit risk cost by using the current Standard & Poor’s credit ratings of the insurers of the Liable and the Standard & Poor’s default rates by credit rating and duration, as shown in Appendix A, to estimate the cost of credit risk for each of the insurers and reinsurers.

Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.

4.10	Cross-claim recoveries

A cross-claim can be brought by, or against, one or more Liable Entities. Cross-claims brought against a Liable Entity (“Contribution Claims”) are included in our analysis of claims and such claims are treated as if the Liable Entities were joined by the plaintiff in the main proceedings as a joint defendant to the claim, as opposed to being joined as a cross-defendant by another defendant.

Cross-claims brought by a Liable Entity relate to circumstances where the Liable Entity seeks to join (as a cross-defendant) another party to the claim in which the Liable Entity is already joined.

To the extent that the Liable Entities are successful in joining such other parties to a claim, the contribution to the settlement by the Liable Entities will reduce accordingly.

Our approach in the valuation has been to separately value the rate of recovery (“cross-claims recovery rate”) as a percentage of the gross award based on historic experience of such recoveries.

Our analysis and assumptions selected are detailed in Section 8.6.

[6]	The announcement by Berkshire Hathaway on 20 October 2006 that it would take over management of Equitas and provide additional capital (by way of a $7bn reinsurance contract from Berkshire Hathaway to Equitas) appears to reduce the risk of insolvency to Equitas considerably at this time. Berkshire Hathaway is AAA rated by Standard & Poor’s. Indications are that Berkshire Hathaway will ultimately assume the liabilities of Equitas, subject to regulatory and Court approval.

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31 March 2008
4.11	Discounting cashflows

Cashflows are discounted on the basis of yields available on Commonwealth government bonds of varying coupon rates and durations to maturity (matched to the liability cashflows).

It should be recognised that the yield curves and therefore the discount rates applied can vary considerably between valuations and can, and do, contribute significant volatility to the present value of the liability at different assessment dates.

Our analysis and assumptions selected are detailed in Section 8.5.

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31 March 2008
5	ANALYSIS OF CLAIMS EXPERIENCE — CLAIM NUMBERS

5.1	Overview

We have begun by analysing the pattern of notifications of claims as shown in Table 5.1. This table shows the claim notifications by year.
Table 5.1: Number of claims reported annually

Report			Lung	ARPD &		Workers	All
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation	claims
1997/98	112	32	20	17	2	50	233
1998/99	93	25	12	13	3	30	176
1999/00	95	41	16	12	14	39	217
2000/01	126	46	30	21	26	38	287
2001/02	161	92	24	29	17	61	384
2002/03	180	92	36	41	15	51	415
2003/04	187	101	26	27	10	36	387
2004/05	264	120	32	28	6	62	512
2005/06	216	103	31	17	6	33	406
2006/07	215	164	33	28	5	43	488
2007/08	266	169	24	40	7	46	552
All Years (incl. pre-1997)	2,344	1,178	363	408	135	1,071	5,499
Note: Throughout this section the date convention used in tables and charts is that (for example) 2006/07 indicates the financial year running from 1 April 2006 to 31 March 2007. Furthermore, unless clearly identifying a calendar year the label “2006” in charts would indicate the financial year running from 1 April 2006 to 31 March 2007

It can be seen that in recent years, mesothelioma has accounted for more than 40% of claims, and that this percentage increased from 42% in 2001/02 to 53% in 2005/06.

In 2006/07, mesothelioma claims accounted for 44% of claims and in 2007/08 they accounted for 48%.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Asbestosis has shown a significant increase, from less than 20% in 2000/01 to above 30% in the past two years.
Figure 5.1: Proportion of claims by disease type
5.2	Mesothelioma claims

The incidence of mesothelioma claim notifications showed a step change upwards from 1999/00 through to 2001/02 and a steady rate of increase to the 2003/04 financial year, to 187 claims. There was a further upward step in claim numbers during 2004/05 with 264 claims reported in the year, with some of this increase due to a large number of “backlog clearance” claims from WorkCover Queensland and some of the increase arising from uncertainty and concerns as to the MRCF’s financial position.

There were 216 claims reported during 2005/06 and 215 claims reported in 2006/07.

In 2007/08 there have been 266 claims reported.

5.2.1	Monthly analysis of notifications

We have examined the number of mesothelioma claims reported on a monthly basis to better understand the nature of the trends.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.2: Monthly notifications of mesothelioma claims
It is observed that:
•	The high trend of claims reporting of 2004/05 has returned during 2007/08 after two years when reporting activity had been considerably lower.

•	In 2007/08, there have been 3 months where there have been 25 or more claims reported in that month; and only 4 months where claims activity has been less than 20 claims per month.

•	There were 37 claims reported in November 2007.

•	There is typically a degree of late development which takes place in the following financial year (e.g. the number of claims reported in 2006/07 has increased by 13 since the end of that financial year, and since the figures quoted in our previous valuation report).
5.2.2	Rolling averages

We have also reviewed the number of mesothelioma claims reported on a monthly basis and reviewed the rolling 3-month, 6-month and 12-month averages in recent periods.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.3: Rolling annualised averages of mesothelioma claim notifications
It can be seen that the current annualised rolling averages are between 240 (3-month average) and 274 (6-month average).

Generally, over the last two years, the 6-month and 12-month averages have remained within the range of 220 to 270 claims per annum.

The 3-month averages have, not surprisingly, shown more volatility, varying between 210 and 330 over the last twelve months.

5.2.3	Claims notifications by State

We have monitored the number of claim notifications by State in which the claim is filed. Figure 5.4 shows the number of claims notified by year by State.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.4: Number of mesothelioma claims by location of claim filing
It is of note that for 2007/08:
•	Experience in NSW is slightly higher (by 10 claims) than 2006/07, although lower than the levels of activity in 2004/05 and 2005/06.

•	Claim activity in Victoria, Western Australia, South Australia and Queensland has increased significantly (by 41 claims in total).

•	Claim activity in Queensland has shown a substantial increase. Our analysis suggests this has been due to a large number of cross-claims (23) being issued by WorkCover Queensland in relation to claims where the claim with the plaintiff has already been settled. Analysis also shows that these claims were reported in “bulk”. This therefore suggests some element of “backlog clearance” by WorkCover Queensland.
In part these trends in claims activity in the various States will also have been contributed to by the decisions of BHP vs. Schultz, which will lead to claims being more regularly heard in the State of exposure rather than NSW.

5.2.4	Increases in claims settling for nil amount

One of the possible explanations to the increase in claims reporting is that it reflects an increased rate of joining of the Liable Entities by plaintiff lawyers.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We have reviewed whether this increased joining has been associated with increased repudiation of claims (i.e. reflecting that some of the extra claims in which they have been joined were shown to not involve asbestos products of the Liable Entities).
Figure 5.5: Numbers of mesothelioma claims settlements by year of notification (nil and non-nil claims)

	Number of
Notification	claims	Number of claims settled, by delay (in years) from year of notification to year of settlement
Year	reported	0	1	2	3	4	5	6	7	Settled to date
2000	126	75	37	6	3	0	0	1	1	123
2001	161	85	53	7	5	1	5	0		156
2002	180	99	62	12	0	0	1			174
2003	187	104	57	12	5	0				178
2004	264	143	78	10	4					235
2005	216	110	69	13						192
2006	215	104	75							179
2007	266	139								139

	Number of
Notification	Claims	Number of claims settled for NIL, by delay (in years) from year of notification to year of settlement
Year	reported	0	1	2	3	4	5	6	7	Settled to date
2000	126	1	10	3	0	0	0	1	0	15
2001	161	3	3	2	2	1	4	0		15
2002	180	4	3	2	0	0	1			10
2003	187	5	4	2	1	0				12
2004	264	7	8	3	2					20
2005	216	3	10	6						19
2006	215	6	12							18
2007	266	21								21
The figure above shows that 104 out of 215 in 2006/07). This is to be expected, given the nature of the disease.

The figure also shows that of these 139 claim settlements, 21 have been settled for nil value (a nil settlement rate of 15%). This is substantially more than has typically been observed at the end of the first financial year after notification.

By comparison, in 2006/07 there had been 6 claims settled for nil by the end of the notification year from 104 settlements (a nil settlement rate of 6%) relating to 215 reported claims.

Comparing with 2004/05 which had similar claims reporting activity, by the end of the financial year 143 claims had settled and only 7 of these had settled for nil amount.

The number of nil settlements for 2007/08 (21) is therefore substantially higher than previously observed for other notification years at the same point in the claims settlement process.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We believe that this information suggests that some of the extra claims in which the Liable Entities have been joined have been shown not to involve the Liable Entities and that trend for the 2007/08 notification year will continue, albeit at a more moderate pace than so far observed.

Accordingly, whilst there has been an increase in claims notified to the Liable Entities, a significant part of the increase is not expected to generate any additional liability. That is, higher claims reporting will likely be associated with higher repudiation and lower average claim awards, such that cashflow is not affected to as great an extent as changes in claim reporting activity.

5.2.5	Base valuation assumption

In setting a base valuation assumption for 2008/09, we need to consider whether the observations in the most recent year were one-off fluctuations or were part of a new trend.

The sharp increase in claims reporting in 2007/08 has in part been a function of accelerated reporting (which has seen a further reduction in the average delay from diagnosis to reporting which has fallen from 8 months to 7 months), and “backlog clearance” from WorkCover Queensland.

At our previous valuation, we were faced with 2 years of considerably lower experience and we gave some credibility to that recent emerging experience. However, at this valuation, claims experience has returned to levels last seen in 2004/05.

In setting our valuation assumption for 2008/09 we have therefore given increased credibility to the emerging experience in the latest year together with the experience in the previous 3 years.

We have also recognised that in relation to the WorkCover Queensland claims reporting in 2007/08, 23 claims are essentially “backlog claims”.

This means that the underlying claims reporting in 2007/08 (net of backlog clearance by WorkCover Queensland) is 243 claims, although there may be some further upward development next year due to late development of claims (e.g. due to claims splitting or additional cross claims).

As observed previously, the experience in the third quarter of the most recent financial year can be attributed to a large number of claims from Victoria, above normal reporting levels. This was due to a large number of claims being received from the State Government (effectively the State Electricity Commission of Victoria).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Based on the above observations, we have assumed 252 claims for 2008/09, which equates to 21 claims per month. This effectively assumes there will be no further significant “backlog clearances” emerging from one of the WorkCover schemes or the State Governments next year.

5.3	Asbestosis claims

It can be seen in Table 5.1 that for asbestosis, the incidence of notifications has shown a step change upwards since 2000/01 and then a gradual increase to 2003/04.

There were 164 claims reported in 2006/07 and 169 claims reported in 2007/08, considerably higher than previous years.

5.3.1	Monthly analysis of notifications

We have examined claims on a monthly basis to better understand the nature of the trends.
Figure 5.6: Monthly notifications of asbestosis claims
It is observed that:
•	The first and second quarters of 2007/08 showed a significant increase in claims reporting compared to 2006/07;

•	The third quarter of 2007/08 showed a degree of slow-down and this has continued further during the fourth quarter; and

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
•	There is typically a degree of late development which takes place in the following financial year (e.g. the number of claims reported in 2006/07 has increased by 9 since the end of that financial year, and since the figures quoted in our previous valuation report).
5.3.2	Rolling averages

As with mesothelioma, we have considered rolling 3-month, 6-month and 12-month averages in considering the projected level of claims activity in 2008/09.
Figure 5.7: Rolling annualised averages of asbestosis claim notifications
It can be seen that recent 3-month averages have varied between 140 and 208 claims per annum, with it currently running at 140 claims per annum.

The 6-month and 12-month averages are currently running at 156 and 169 claims per annum respectively.

The 3-month average has reduced from the high-points of early 2007/08 (when it was more than 200) and this reflects that accelerated claims reporting that took place in the early part of 2007/08.

5.3.3	Claims notifications by State

It has been observed that the number of claims being filed in Victoria (see below) showed a considerable increase in 2005/06 and has remained broadly stable since that time.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Claims activity in Queensland in 2006/07 and 2007/08 has been considerably greater than in previous years, whilst South Australia has also shown an increase in reporting activity (noting that it currently contributes around 12% of claims by number).
Figure 5.8: Number of asbestosis claims by location of claim filing
There was a step-change in the level of asbestosis claims activity from 2000/01 to 2001/02 in NSW with claims activity more than doubling in that year.

Activity in NSW fell considerably in 2005/06 although it appears that part of that reduction could be explained as being the impact of BHP vs. Schultz, such that claims were increasingly filed in Victoria, Queensland or South Australia as opposed to the previous practice of such claims being heard in the NSW Dust Diseases Tribunal.

However, whilst claims activity in NSW has shown a significant increase in 2006/07 and 2007/08 over 2005/06 it still remains considerably lower than observed in the period from 2001/02 to 2004/05.

Queensland has shown a significant increase in 2007/08. In contrast to mesothelioma, these claims have not generally resulted from cross-claiming activity by WorkCover Queensland and do not appear to reflect any “backlog clearance” by third parties.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
5.3.4	Base valuation assumption

For 2006/07, there were 164 claims reported and for 2007/08 there were 169 claims reported.

It is not clear whether such a trend in increased emergence of claims will continue in the future but at this time we feel it appropriate to assume there will be some continuation of this higher level of reporting activity in the near term.

In setting our valuation assumption, we have also recognised that, unlike mesothelioma, the increased reporting activity from Queensland does not reflect any “backlog clearance”.

We have therefore estimated 168 claims to be reported in 2008/09.

5.4	Lung cancer claims

For lung cancer claims, claim notifications have been reasonably steady and do not appear to have shown the same pattern of notification as mesothelioma and asbestosis. There were 31 claims reported during 2005/06 and 33 reported in 2006/07.

There were 24 claims reported in 2007/08.

We have estimated 30 claims to be reported in 2008/09.

5.5	ARPD & Other claims

For ARPD & Other claims, the number of claims reported has been volatile, with 41 reported in 2002/03, 17 claims reported in 2005/06 and 28 claims reported in 2006/07.

There were 40 claims reported in 2007/08.

We have estimated 36 claims to be reported in 2008/09.

5.6	Workers Compensation and wharf claims

The number of Workers Compensation claims, including those met in full by the Liable Entities’ Workers Compensation insurers, has exhibited some degree of volatility ranging from 33 claims to 62 claims in the last six years.

In 2005/06, there were 33 claims reported and in 2006/07 there were 43 claims reported.

In 2007/08 there have been 46 claims reported.

We have estimated 48 claims to be reported in 2008/09.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
It should be noted that the financial impact of this source of claim is not substantial given the proportion of claims which are settled for nil liability against the Liable Entities (typically around 90%), which results from the insurance arrangements in place.

For wharf claims, we have projected 6 claims to be notified in 2008/09. Again, the financial impact of this source of claim is not material.

5.7	Summary of base claims numbers assumptions

In forming a view on the numbers of claims projected to be reported in 2008/09, we have taken into account the emerging experience in the latest financial year (2007/08) and a revised view of the expected numbers of claims reported monthly based on recent trends.

We have also considered the extent to which the experience in the previous 3 financial years, and trends in those claims numbers, will continue.

As outlined in Sections 5.2 to 5.6, our assumptions as to the levels of claims numbers to assume are as follows:
Table 5.2: Base claim numbers assumptions

	Average	First half-	Second half-
	2005/06 and	year of	year of
	2006/07	2007/08	2007/08	2008/09
		(annualised)	(annualised)	(projected)
Mesothelioma	215	258	274	252
Asbestosis	134	182	156	168
Lung Cancer	32	20	28	30
ARPD & Other	22	50	30	36
Wharf claims	6	8	6	6
Workers Compensation	38	42	50	48

Total	447	560	544	540

Note: Annualised figures do not make allowance for any seasonality of reporting or for late development adjustments. They are calculated by multiplying the half-year experience by a factor of 2.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
It can be seen that the first half and second half of 2007/08 have been similar in terms of overall activity, although the mix of claims by disease type has shown a degree of variation.

Our projection for 2008/09 compares with a previous projection (as at 31 March 2007) for 493 claims in 2008/09.

The increase in the assumption predominantly reflects the higher reporting activity for both mesothelioma and asbestosis and credibility being attached to that experience, thereby resulting in a reconsideration of our previous views.

5.8	Exposure and latency information

To project the pattern of incidence of claims again the Liable Entities, we have constructed a model which utilises the following inputs:
•	The exposure to asbestos in Australia, adjusted to allow for the Liable Entities particular incidence of usage, noting that for the period to 1987 they had approximately a uniform market share but thereafter were not involved in asbestos products;

•	The average period over which claimants are typically exposed; and

•	The distribution of the latency period from average exposure for each disease type.
5.8.1	Australian use of asbestos

Figure 5.9 shows measures of the production and consumption of asbestos in Australia in the period 1920 to 2002. It can be seen that the exposure, being measured in net consumption, appeared to peak in the early to mid 1970s. It can also be seen that for Australia as a whole, asbestos consumption continued at significant levels until the mid 1980s and then began to fall, but nonetheless continued through to 2002.

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Figure 5.9: Consumption and production indices — Australia 1920-2002
Source:	World Mineral Statistics Dataset, British Geological Survey, www.mineralsuk.com R Virta, USGS Website Annual Yearbook The data underlying this chart is shown in Appendix E.
The “averaged consumption” is derived as the consumption averaged over the prior 16-year period. The 16-year assumption for “averaging” the exposure is based on experience specific to the Liable Entities and reflects that, for the Liable Entities, claims have (on average) related to 16 years of exposure.

It is the averaged consumption which is used as a basis for projecting future mesothelioma claims numbers.

The following chart show the derivation and support for the assertion that claims have resulted from, on average, 16 years of exposure.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.10: Mix of claims by duration of exposure (years)
It can be seen that the average duration of exposure has generally varied between 16 years and 19 years, with an average of 16.6 years over the last five years and 17.3 years over the last ten years.

The following chart shows the timeline of exposure, diagnosis and claims reporting.
Figure 5.11: Timeline of exposure and claim reporting
5.8.2	Exposure information from current claims

We have also reviewed the actual exposure information available in relation to claims notified to date. This has been conducted by using the exposure dates stored in the claims database at an individual claim level and identifying the number of person-years of exposure in each exposure year. We have reviewed the pattern of exposure for each of the disease types separately, although we note that they tend to follow similar patterns for each disease type.

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Figure 5.12: Exposure (person-years) of all
Liable Entities’ claimants to date
The chart shows that the peak of exposure from claims reported to date has so far arisen in 1968. It should be recognised that there is a significant degree of bias in this analysis in that the claims notified to date will tend to have arisen from the earlier periods of exposure.

Over time, one would expect this curve to develop to the right hand side and the peak year of exposure to trend towards the early to mid 1970s, whilst also increasing in absolute levels at all periods of exposure as more claims are notified and the associated exposures from these are included in the analysis.

The relatively low level of exposure from 1987 onwards (about 3% of the total) is not unexpected given that all products ceased to be manufactured by 1987 but the exposure after that date likely results from usage of products already produced and sold before that date.

This chart is a cumulative chart of the position to date and does not show temporal trends in the allocation of claims to exposure years.

For example, one would expect that more recently reported claims should be associated with, on average, later exposures; and that claims reported in future years would continue that trend to later exposure periods. If this did not occur, it would suggest mean latency periods would increase substantially over time and that the claimant’s age at diagnosis would also rise considerably. This does not appear to be commensurate with trends to date or with epidemiological research of mesothelioma.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
To understand better these temporal trends, we have modelled claimants’ exposures for each past claim report year since 1997/98.
Figure 5.13: Exposure (person years) of all claimants to date by report year and exposure year
As can be seen in the above chart, there has been a general increasing shift towards the period after 1975, evident by the downwards trends in the chart from left to right indicating that an increasing proportion of the claimants’ exposure relates to more recent exposure periods.

We would expect that such a trend should continue for some time to come and that an increasing proportion of the exposure will relate to the period 1981/82 to 1985/86.

5.8.3	Latency model

Our method for projecting claim numbers is described in Section 4.4.

In brief terms, we use the exposure curve (averaged consumption) together with a model of the latency period of claims to derive an index of future claim notifications. We then calibrate this index to a base number of claims notifications to estimate the future incidence of claims reporting.

Our latency model for mesothelioma is for latency from the average date of exposure to be normally distributed with a mean latency of 35 years and a standard deviation of 10 years.

We have monitored the latency period of the claims of the Liable Entities in order to test the validity of those assumptions.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
We have measured the mean latency period from the average date of exposure to the date of notification of a claim.

In strict epidemiological terms, the latency period should be measured from the date of first exposure to the date of diagnosis.

Because our model utilises latency assumptions from the average date of exposure, the latency period reported in the following charts is not directly comparable with that referred to in epidemiological literature.

As indicated in Figure 5.11, the average period of exposure for claimants against the Liable Entities is around 16 years. This means the actual latency period from the date of first exposure is around 8 years more than indicated in the following charts.

Furthermore, given that the date of notification lags the date of diagnosis by around 8 months for mesothelioma and by about 2 to 3 years for non-mesothelioma disease types, the latency trends shown in the following charts might slightly overstate the latency to diagnosis.

The charts below show the average (mean) latency and the 25th percentile and 75th percentile observations.
Figure 5.14: Latency of mesothelioma claims
The above chart indicates that the average latency period from the average exposure is currently around 35 years for mesothelioma.

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31 March 2008
Epidemiological studies tend to suggest that the observed latency period (from first exposure) for mesothelioma is between 4 and 75 years, with an average latency of around 35 to 40 years and an implied standard deviation of around 11 years.

Given that the average period of exposure is 16 years, this implies our latency assumption from the date of first exposure is approximately 43 years (being 35+ 1/2*16). Our model therefore generally accords with epidemiological literature and, if anything, assumes slightly longer latencies than epidemiological studies suggest.

At present, given that we are some 30 to 40 years after the main period of exposure, claims currently being reported reflect a broad mix of claims of varying latencies. Accordingly, any analysis of the latency period during the most recent 5 to 10 years:
•	Should provide a good indicator of the underlying average latency period of each disease type; and

•	Should have shown upwards trends given the fall-off in exposure in the late 1970s and 1980s.
The average observed latency should also therefore be expected to show some further slight upward trends in the coming years, albeit at a slower rate of increase than observed in the past.

The average observed latency period for mesothelioma has shown some upwards trends over time but has remained relatively stable for the last three years, at around 37 years.

The currently observed standard deviation of the latency period is 8.6 years.

The claims experience to date and the assumptions selected seem to accord with epidemiological research in relation to mesothelioma, once the relevant adjustments to standardise onto a consistent terminology are made.

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.15: Latency of asbestosis claims
Figure 5.16: Latency of lung cancer claims

Valuation of the asbestos-related disease liabilities of the
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31 March 2008
Figure 5.17: Latency of ARPD & Other claims
The latency periods for the other disease types shows a more surprising trend, appearing to be longer than epidemiological literature has tended to suggest (particularly when adjusting our information to the latency from first exposure).

A summary of our latency assumptions by disease type are shown below.
Table 5.3: Assumed latency periods from average date of exposure to notification

	Mean
	(years)	Std Dev (years)
Mesothelioma	35	10
Asbestosis	35	8
Lung Cancer	35	10
ARPD & Other	32	10
Wharf	n/a	n/a
Workers Compensation	n/a	n/a

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
5.9	Peak year of claims and estimated future notifications

Based on the application of our exposure model and our latency model, and also taking into account various epidemiological views from both Australia and the UK, recognising that there are conflicting and widely diverging views as to when the peak might arise, the peak year of notification of claims reporting against the Liable Entities for each disease type is assumed to be as follows:
Table 5.4: Peak year of claim notifications

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	2010/11	2010/11
Asbestosis	2008/09	2006/07
Lung Cancer	2010/11	2010/11
ARPD & Other	2007/08	2006/07
Wharf claims	2000/01	2000/01
Workers Compensation	2007/08	2006/07
The changes to the assumed peak year of notification for asbestosis and ARPD & Other claims are a function of the revised latency assumptions for these diseases.

We have projected the future number of claim notifications from the curve we have derived using our exposure model and our latency model. We have applied this curve to the base number of claims we have estimated for 2008/09 as summarised in Section 5.7.

Figure 5.18 shows the pattern of future notifications which have resulted from the application of our exposure and latency model and the recalibration of the curve to our revised expectations for 2008/09.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Figure 5.18: Expected future claim notifications by disease type
The number of future claim notifications and the ultimate number of claims is shown below, both at our previous valuation and at this valuation.
Table 5.5: Number of claim notifications by disease type

	Current number		Previous number
	projection		projection
	2008		2008
	onwards	Ultimate	onwards	Ultimate
Mesothelioma	4,247	6,591	3,801	6,080
Asbestosis	2,462	3,640	1,982	3,134
Lung Cancer	506	869	514	879
ARPD & Other	493	901	381	778
Wharf claims	54	189	51	185
Workers Compensation	658	1,729	610	1,682
All claim types	8,421	13,920	7,340	12,739
Note: “Ultimate” is the number of claims we project will be reported to the Liable Entities from 1967 to 2060.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
It can be seen that the recognition of the emerging experience to 31 March 2008 has increased our projected ultimate number of claims compared with our previous valuation by 1,181 claims, the majority of which results from mesothelioma (511) and asbestosis (506) and other more minor changes in relation to the other disease types.

5.10	Baryulgil

During the last financial year, there have been no new claims reported. Of the 5 claims reported in 2006, 4 remain unsettled with the other claim having been settled with no liability attaching to the Liable Entities.

As previously noted, almost half of the claims settled have been settled with no liability against the Liable Entities; and for the remaining settled claims, the Liable Entities have typically borne around one-third to one-half of the settlement amount, reflecting the contribution by other defendants to the overall settlement (including those which have since been placed in liquidation).

For the purposes of our valuation, we have estimated there to be a further 25 future claims, comprising 9 mesothelioma claims, 8 other product and public liability claims and 8 Workers Compensation claims.

We have assumed average claims and legal costs, net of Workers Compensation insurances, broadly in line with those described in Section 6.

Our liability assessment at 31 March 2008 of the additional provision (for claims not yet reported) that could potentially be required is an undiscounted liability of $8.0m and a discounted liability of $5.1m, all of which is deemed to be a liability of Amaca.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
6	ANALYSIS OF EXPERIENCE — AVERAGE CLAIMS COSTS

6.1	Overview

We have modelled the average claim awards and plaintiff and defendant legal costs (where separately disclosed) by disease type in arriving at our valuation assumptions.

Average attritional claim awards (which we have defined to be claims below $1m in 2005/06 money terms) may vary considerably with the development of new heads of damage.

Table 6.1 shows how the average settlement costs for non-nil attritional claims have varied by plaintiff settlement year. All data have been converted into current money terms (i.e. mid 2007/08 money terms) using base inflation at 4% per annum.

The reader’s attention is drawn to the fact that the average amounts shown hereafter relate to the average amounts of the contribution made by the Liable Entities, and do not reflect the total award payable to the plaintiff unless this is clearly stated to be the case.

In particular, for Workers Compensation the average awards reflect the average contribution by the Liable Entities for claims in which they are joined but relate only to that amount of the award determined against the Liable Entities which is not met by a Workers Compensation Scheme or Policy.

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31 March 2008
Table 6.1: Average attritional non-nil claim award
(inflated to current money terms)

Plaintiff
settlement			Lung	ARPD &		Workers
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation
1997/98	180,776	73,434	44,669	75,513	74,012	126,332
1998/99	193,244	46,252	33,962	121,696	0	50,289
1999/00	215,082	72,655	77,396	129,065	74,872	119,072
2000/01	242,852	76,027	95,408	83,222	80,836	66,907
2001/02	283,395	90,000	117,460	107,254	51,608	53,776
2002/03	255,514	97,076	80,727	81,755	115,423	112,743
2003/04	239,669	109,814	101,951	94,980	112,215	97,328
2004/05	253,653	84,654	152,968	83,471	80,374	143,040
2005/06	242,866	88,635	88,222	89,759	77,467	103,871
2006/07	251,484	93,608	116,796	74,752	122,268	96,373
2007/08	236,635	80,343	117,184	46,461	31,633	243,749
Note: Throughout this section the date convention used in tables and charts is that (for example) 2006/07 indicates the financial year running from 1 April 2006 to 31 March 2007. Furthermore, the label “2006” (for example) in charts would indicate the financial year running from 1 April 2006 to 31 March 2007

6.2	Mesothelioma claims

For mesothelioma, the year 2001/02 resulted in the highest annual average cost. The step changes in 1999/00 through 2001/02 would appear to reflect in part legislative changes that occurred as well as in the percentage of the total award which the Liable Entities were required to contribute.

6.2.1	Distribution of claim sizes for mesothelioma claims

We have analysed the make-up of the average costs for mesothelioma claims by banding claims into cohorts of 10% groups. That is, identifying the contribution to the overall average cost from the smallest 10% of non-nil claims by size, then the contribution from the smallest 20% of claims by size etc.

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By way of illustration, the amount for the 10%-20% band is measured as the average cost of the smallest 20% of claims less the average cost of the smallest 10% of claims.

The aim of this is two-fold:
•	To understand the trends in the average costs; and

•	To identify if the change in mix of claims by size has contributed to the observed level of superimposed inflation.
Figure 6.1 shows the relative contribution of the various bands to the overall average costs identified in Table 6.1.
Figure 6.1: Contribution of individual bands of claims to overall average attritional mesothelioma claim costs (inflated to current money terms)
This chart shows that for the most recent five years, the mix of claims has been relatively stable.

An alternative way of looking at this is to consider the distribution of claims by size.

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Figure 6.2: Distribution of claims awards for attritional non-nil mesothelioma claims (inflated to current money terms)
The chart confirms that the primary driver for the high average award in 2001 was the high proportion of larger claims (i.e. around 35% of non-nil claims were over $350k).

6.2.2	Trends in average awards

In setting our assumption for mesothelioma, we have considered average awards over the last 3, 4 and 5 years in arriving at our valuation assumption.

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Figure 6.3: Inflated average awards and number of non-nil claims settlements for mesothelioma claims
The chart above shows the historic variability in average claim sizes for mesothelioma varying from $180,000 to $280,000 in 2007/08 money terms.

The last six years’ experience has shown a considerable degree of stability after the significant escalation in claim awards that took place over the previous five years.

The average of the last three years (to 2007/08) is $243,000; the average of the last four years is $246,000 and the average of the last five years is $245,000.

Analysis of the contribution rate by the Liable Entities to the overall award settlement suggests that the reduction in average awards in the latest financial year has been primarily due to a fall in contribution rates (i.e. the share of the total award which the Liable Entities have to contribute). In 2006/07 the contribution rate was 82%, whilst in 2007/08 it fell to 71%.

Taking the above averages and the underlying trends into consideration, we have adopted a valuation assumption of $250,000 for mesothelioma claims in 2007/08 money terms.

This compares with our previous valuation assumption of $266,500 in 2007/08 money terms. This represents a 6% reduction in inflation-adjusted terms.

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Table 6.2: Average mesothelioma claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	250,000	266,500
31 March 2008	n/a	250,000
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.
6.3	Asbestosis claims

For asbestosis, it can be seen from Table 6.1 that in 2003 the average settlement was high relative to recent experience.

6.3.1	Distribution of claim sizes for asbestosis claims

We have analysed the make-up of the average costs for asbestosis claims by banding claims into cohorts of 10% groups.

Figure 6.4 shows the relative contribution of the various bands to the overall average costs identified in Table 6.1.
Figure 6.4: Contribution of individual bands of claims to overall average attritional asbestosis claim costs (inflated to current money terms)
An alternative way of looking at this is to consider the distribution of claims by size.

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Figure 6.5: Distribution of claims awards for attritional non-nil asbestosis claims
(inflated to current money terms)
The average size for asbestosis is considerably lower than for mesothelioma and this is mainly due to the absence of claims above $250,000.

The chart also shows that the reason for the high average award in 2003 was due to a relatively large number of claims costing between $250,000 and $350,000.

6.3.2	Trends in average awards

In setting our assumption for asbestosis, we have considered average awards over the last 3, 4 and 5 years in arriving at our valuation assumption.

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Figure 6.6: Inflated average awards and number of non-nil claims settlements for asbestosis claims
The chart shows the substantial variation in average awards though in part this is affected by the low numbers of claims settled in the earlier years.

The average of the last three years is $87,000; the average of the last four years is $86,000 and the average of the last five years is $91,000. These are not surprising given the relatively high average cost in 2003 and the substantial increase in claim numbers thereby giving greater weight to the recent years’ experience.

We have reduced our assumption to $92,500 in light of the recent experience, whilst still giving some credibility to the experience in 2003. This represents a 9% reduction in inflation-adjusted terms.
Table 6.3: Average asbestosis claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	95,000	101,300
31 March 2008	n/a	92,500
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.

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6.4	Lung cancer claims

Lung cancer average claims costs appear to have experienced some volatility in the last five years, although this is not unexpected given the small volume of claim settlements (usually approximately 20 per annum).

Average claim costs observed in 2004, 2006 and 2007 were high relative to previous and more recent experience, mainly due to a number of claims settlements being made which were in excess of $200,000.
Figure 6.7: Inflated average awards and number of non-nil claims settlements for lung cancer claims
The average of the last three years is $108,000; the average of the last four years is $121,000 and the average of the last five years is $117,000.

At this valuation, we have adopted an average award size of $120,000, taking into account the recent downward trend in experience but recognising the volatility in past experience and the high average award sizes in 2004. This represents a 10% reduction in inflation- adjusted terms.

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Table 6.4: Average lung cancer claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	125,000	133,300
31 March 2008	n/a	120,000
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.

6.5	ARPD & Other claims

Historically, average awards have been volatile owing to the low number of claims.
Figure 6.8: Inflated average awards and number of non-nil claims settlements for ARPD & Other claims
For ARPD & other claims, the average of the last three years is $72,000; the average of the last four years is $75,000 and the average of the last five years is $80,000.

We have adopted an average award size of $85,000 recognising the experience between 2002 and 2005 (and largely ignoring the experience in 2006 and 2007 owing to the lower number of claim settlements). This is a 11% reduction in inflation- adjusted terms.

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Table 6.5: Average ARPD & Other claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	90,000	95,900
31 March 2008	n/a	85,000
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.

6.6	Workers Compensation claims

The average award for non-nil Workers Compensation claims has shown a degree of volatility and reduced from the level observed in 2004/05 through to 2006/07.

In 2007/08 there has been a significant increase in average awards, although this is largely due to the impact of one large claim.

With 7 claims settled this year, and typically around 3 claims settled in previous years, an individual claim can have a significant influence on the observed average claim size.
Figure 6.9: Inflated average awards and number of non-nil claims settlements for Workers Compensation claims
The average of the last three years is $177,000; the average of the last four years is $171,000 and the average of the last five years is $153,000.

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We have adopted $150,000 as our valuation assumption for Workers Compensation claims in 2007/08 money terms, giving some credibility to the latest year (after adjusting for the impact of the large claim).

This represents a 12% increase in the assumption in inflation-adjusted terms.
Table 6.6: Average Workers Compensation claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	125,000	133,300
31 March 2008	n/a	150,000
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.

6.7	Wharf claims

For wharf claims, the average of the last three years has been $87,000; the average of the last four years has been $86,000 and the average of the last five years has been $91,000.
Figure 6.10: Inflated average awards and number of non-nil claims settlements for Wharf claims
The experience in 2006/07 was affected significantly by one large claim of more than $350,000.

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We have adopted a valuation assumption of $90,000 in 2007/08 money terms. This is a reduction of 15% in inflation-adjusted terms. This assumption is not material to the overall liability.
Table 6.7: Average wharf claims assumptions

	Claim settlement year
Valuation Report	2006/07	2007/08
31 March 2007	100,000	106,600
31 March 2008	n/a	90,000
Note: 2006/07 settlements are in 2006/07 dollars whilst 2007/08 settlements are in 2007/08 dollars.

6.8	Large claim size and incidence rates

There have been 27 settled claims with claims awards in excess of $1m in 2005/06 money terms. All of these claims are product and public liability claims and the disease diagnosed in every case is mesothelioma.

In aggregate they have been settled for $41m in current money terms, at an average cost of approximately $1.58m. We have noted one claim of more than $4m in current money terms.

The incidence rate of large claims to non-nil settlements in any one year has been variable, dependent on the random incidence of large claims by settlement year:
•	Over the period 1994-2007 there have been 26 large claims compared with 1,712 non-nil non-large claims settlements. This gives an incidence rate of 1.50%.

•	Over the period 2000-2007 there have been 21 large claims compared with 1,328 non-nil non-large settlements, an incidence rate of about 1.56%.

•	Both of these figures have been affected by the relatively light large claims incidence in 2007 when there has been just one large claim compared with 190 non-nil non-large settlements.
We have assumed that there will be a large claim incidence rate of 2.00% prospectively over all future years. This is unchanged from our previous valuation assumption.

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With approximately 250 mesothelioma claims settlements per annum, we are therefore projecting to observe approximately 5 large claims per annum, or $8m in claim awards.

In setting this assumption, we have had regard to the experience in 2005/06 and 2006/07 more than the experience in 2007/08; and we have also had regard to the number of large pending claims.

There remain five mesothelioma claims open with award sizes case-estimated at in excess of $900,000, four of which were reported in 2007/08. Case estimates for these five claims amount to more than $8m.

We have taken the average costs experienced over all years as our base assumption, given the small volume of such claims. This has resulted in an assumption of $1.6m for the claim award and $50,000 for plaintiff legal costs with separate allowance also made for defendant legal costs of $100,000 per claim. Implicitly this allows for the occasional $4m claim at an incidence rate broadly equivalent to past experience.

As a consequence, the overall loading per non-nil mesothelioma claim (including plaintiff legal costs) to make allowance for large claims is $33,000 (being 2.0% x $1,650,000).

We note that the actual incidence of, and settlement of, large claims is not readily predictable and it should be expected that deviations will occur from year to year due to random fluctuations because of the small numbers of large claims (about 5 per annum): this has been the case for the 2007/08 financial year.

For other disease types, there have been no claims settled which have exceeded $650,000 in actual money terms. Therefore we have made no allowance for large claims for other disease types.

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Figure 6.11: Scatter plot of large claims by settlement year
6.9	Average defendant legal cost for non-nil and nil claim settlements

As with the average awards, we have modelled defendant legal costs separately. We have also modelled nil claims and non-nil claims separately as they should portray different characteristics in relation to their legal costs.

We have removed large claims from the analysis and treated them separately, applying a large claim loading and an incidence rate consistent with the underlying large claims.

We have used closure year as the base definition to allocate costs into years and given the lag between the award settlement and the closure year, distortions can arise from year to year depending on closure activity of claims files.

6.9.1	Non-nil claims

The following chart shows the pattern of average defendant legal costs of the Liable Entities by disease type for non-nil claims, inflated to 2007/08 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.

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Figure 6.12: Inflated average defendant legal costs for non-nil claims by closure year
For mesothelioma, we have determined an average base defendant legal cost of $22,500. This is unchanged from our previous assumption.

For asbestosis, we have determined an average of $22,500 again unchanged from our previous assumption.

For lung cancer, we have selected $20,000 although there is sparse data from which to estimate this amount. We recognise that there have been substantial average defence costs incurred in some years, especially in 1993 and 1996, but we are aware that these have been a result of precedent-setting cases, or matters involving key principles of law. It should also be recognised that the financial materiality of such an assumption is not expected to be significant given the low number of lung cancer claims and the relatively high nil settlement rate.

For ARPD & Other claims, we have selected $25,000 based on an average of the last three years.

For Workers Compensation we have selected $15,000.

For Wharf claims, we have selected $20,000.

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6.9.2	Nil claims

The following chart shows the pattern of average defendant legal costs of the Liable Entities by disease type for nil claims, inflated to 2006/07 money terms over recent years. We have not included Wharf claims or Workers Compensation claims in the chart as the data is more sparse and exhibits considerable volatility.
Figure 6.13: Inflated average defendant legal costs for nil claims by closure year
For mesothelioma, we have selected an average of $10,000, a reduction from the previous valuation assumption.

For asbestosis, we have selected an average of $10,000 a reduction from the previous valuation assumption.

For lung cancer, again there is scarcity of data, but we have selected $7,000 as our assumption, a reduction from our previous valuation. We note that there have been a small number of precedent-setting cases for which significant legal costs have been incurred but where the claim has not been closed.

For ARPD & Other claims, we have selected $5,000, a reduction from our previous valuation assumption.

For Workers Compensation and Wharf claims we have selected $2,500 as our assumption. These are unchanged from our previous valuation.

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6.10	Summary assumptions

The following table provides a summary of our average claim cost assumptions at this valuation, and those assumed at the previous valuation.
Table 6.8: Summary average claim cost assumptions

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	250,000	266,500
Asbestosis	92,500	101,300
Lung Cancer	120,000	133,300
ARPD & Other	85,000	95,900
Wharf	90,000	106,600
Workers Compensation	150,000	133,300
Mesothelioma large claims allowance (excl. defendant legal costs)	Average size = $1.65m	Average size = $1.76m
	Frequency = 2.0%	Frequency = 2.0%
	Loading = $33,000 per claim	Loading = $33,000 per claim
Note: Both the current valuation assumption and the previous valuation assumption are expressed in 2007/08 money terms.

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7	ANALYSIS OF CLAIMS EXPERIENCE — NIL SETTLEMENT RATES

7.1	Overview

We have modelled the nil settlement rates, being the number of nil settlements expressed as a percentage of the total number of settlements (nil and non-nil). The following table shows the observed nil settlement rates by disease type and by settlement year.
Table 7.1: Nil settlement rates

Plaintiff
Settlement			Lung	ARPD &		Workers
Year	Mesothelioma	Asbestosis	Cancer	Other	Wharf	Compensation
1997/98	34%	22%	23%	56%	0%	84%
1998/99	26%	50%	11%	30%	100%	90%
1999/00	10%	15%	27%	17%	17%	77%
2000/01	6%	11%	6%	14%	36%	83%
2001/02	15%	12%	30%	13%	17%	86%
2002/03	9%	3%	21%	11%	33%	80%
2003/04	9%	2%	26%	7%	46%	95%
2004/05	8%	12%	27%	10%	0%	94%
2005/06	8%	9%	40%	24%	25%	93%
2006/07	19%	13%	34%	51%	0%	95%
2007/08	18%	12%	28%	21%	33%	72%
Note: Throughout this section the date convention used in tables and charts is that (for example) 2006/07 indicates the financial year running from 1 April 2006 to 31 March 2007. Furthermore, the label “2006” (for example) in charts would indicate the financial year running from 1 April 2006 to 31 March 2007

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It should be noted that some of the nil settlement rate in these tables have changed since the last valuation report (particularly for the more recent years). This reflects ongoing activity on the claims files that can be re-opened with settlement and recovery amounts modified over time.

7.2	Mesothelioma claims

The nil settlement rates for mesothelioma have shown some degree of volatility between settlement years.

Figure 7.1 shows the number of claims settled for nil cost, the total number of claims settled and the implied nil settlement rate for each settlement year.
Figure 7.1: Mesothelioma nil claims experience

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During the last six years, the rate has varied between 8% and 19%.

In considering the future nil settlement rate assumption, we note the following:
•	Based on the current data, the last three years (to 2007/08) have averaged 15%, the last four years have averaged 13% and the last five years have averaged 13%;

•	The experience in 2006/07 and 2007/08 has shown an increased nil settlement rate to around 19%;

•	Data generally develops in such a way that the nil settlement rate typically trends downwards over time; and

•	We have noted in Section 5 that the increased claims reporting activity in 2007/08 appears to have been associated with higher nil settlement rates compared with previous years at the same point in time.
Taking all of these factors into consideration we have increased the assumed future nil settlement rate to 12.5%. An increase in the nil settlement rate reduces the liability.

7.3	Asbestosis claims

As with mesothelioma, the historic asbestosis nil settlement rates have been fairly volatile.
Figure 7.2: Asbestosis nil claims experience
We have reviewed the averages rate over the last 3, 4 and 5 years in determining our assumption.

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The last three years (to 2007/08) have averaged 12%, the last four years have averaged 12% and the last five years have averaged 10%.

In these circumstances we have assumed a nil settlement rate of 10.5%, increased from our previous valuation assumption of 9.5%.

7.4	Lung cancer claims

Given the small volumes of claims, volatility in nil settlement rates for lung cancer claims is to be expected.
Figure 7.3: Lung cancer nil claims experience
The average of the last three years (to 2007/08) for lung cancer claims has been 35%, the last four years have averaged 33% and the last five years have averaged 31%.

The nil settlement rate trend observed in these averages is influenced by the high nil settlement rate for 2005/06 (40%). In these circumstances we have selected 32% as the future nil settlement rate. This is unchanged from the previous valuation.

We note that this rate could be affected in the future by legal changes to the division and acceptability of claims in relation to claimants who have also smoked and the contribution of smoking to the incidence of lung cancer. At this time, we have no evidence to make any specific adjustment to the assumption for that factor.

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7.5	ARPD & Other claims

As with other disease types, there has been significant volatility in the historic nil settlement rates, given the low numbers of claims for this disease.
Figure 7.4: ARPD & Other nil claims experience
The average for the last three years (to 2007/08) for ARPD & Other claims has been 33%, the average for the last four years has been 27% and the average for the last five years has been 24%.

We have not placed significant credibility on the 2006/07 year’s experience in selecting our nil settlement rate assumption at this stage.

In these circumstances, we have selected 22% as our nil settlement rate assumption for this class of disease. This is an increase from our previous valuation assumption of 20%.

7.6	Workers Compensation claims

The nil settlement rates for Workers Compensation are high and are reflective of the portion of claims whose costs are fully met by a Workers Compensation Scheme or Policy. The proportion of such claims which are fully met by insurance will have increased over time and are likely to continue to do so in the future.

This trend can be observed in the following chart. The nil settlement rate has risen from 50% in 1994 to in excess of 90% for four of the last five years.

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Figure 7.5: Workers Compensation nil claims experience
Whilst the nil settlement in 2007/08 has shown a significant reduction to 72%, it should be noted that the number of settlements have been very low, at approximately half the normal level of settlements.

The average nil settlement rate of the last three years (to 2007/08) is 90%, the average of the last four years is 91% and the average of the last five years is 93%.

As a result, whilst we have reduced the nil settlement rate assumption, we have not placed significant credibility on the most recent year at this valuation.

In these circumstances, we have selected a rate of 90% at this valuation, reduced from our previous valuation assumption of 93%.

7.7	Wharf claims

For wharf claims, the average of the last three years is 19%, the average of the last four years is 15% and the average of the last five years is 24%. We have selected 25% as our valuation assumption which is unchanged from our previous valuation assumption.

Given the extremely low volume of claims activity for Wharf claims, this assumption is highly subjective but is also not material to the liability assessment.

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Figure 7.6: Wharf nil claims experience
7.8	Summary assumptions

The following table provides a summary of our nil settlement rate assumptions at this valuation, and those assumed at the previous valuation.
Table 7.2: Summary nil settlement rate assumptions

	Current	Previous
	valuation	valuation
	assumption	assumption
Mesothelioma	12.5%	11.5%
Asbestosis	10.5%	9.5%
Lung Cancer	32%	32%
ARPD & Other	22%	20%
Wharf	25%	25%
Workers Compensation	90%	93%

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8	ECONOMIC AND OTHER ASSUMPTIONS

8.1	Overview

The two main economic assumptions required for our valuation are:
•	The underlying claims inflation assumptions adopted to project the future claims settlement amounts and related costs.

•	The discount rate adopted for the present value determinations.
These are considered in turn in Sections 8.2 to 8.5.

We also discuss the basis of derivation of other assumptions, being:
•	The cross-claim recovery rate; and

•	The pattern of settlement of reported claims.
8.2	Claims inflation

We are required to make assumptions about the future rate of inflation of claims costs. We have adopted a standard Australian actuarial claims inflation model for liabilities of the type considered in this report that is based on:
•	An underlying, or base, rate of general economic inflation relevant to the liabilities, in this case based on wage/salary (earnings) inflation; and

•	A rate of superimposed inflation, i.e. the rate at which claims costs inflation exceeds base inflation.
8.2.1	Base inflation basis

Ideally, we would aim to derive our long term base inflation assumptions based on observable market indicators or other economic benchmarks. Unfortunately, such indicators and benchmarks typically focus on inflation measures such as CPI (e.g. CPI index bond yields and RBA inflation targets).

We have therefore derived our base inflation assumption from CPI based indicators and long term CPI / AWOTE[7] relativities.

[7]	AWOTE = Average Weekly Ordinary Time Earnings

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8.2.2	CPI assumption

We have considered two indicators for our CPI assumption:
•	Market implied CPI measures.

•	RBA CPI inflation targets.
We have measured the financial market implied expectations of the longer-term rate of CPI by reference to the gap between the yield on government bonds and the real yield on government CPI index-linked bonds.

The chart below shows the yields available for 10-year Commonwealth Bonds and Index-linked bonds. The gap between the two represents the implied market expectation for CPI at the time.
Figure 8.1: Trends in Bond Yields
Source: http://www.rba.gov.au/Statistics/Bulletin/index.html

It can be seen that the implied rate of CPI has varied between 1.5% per annum and 4% per annum during the last 11 years, although it broadly remained between 2% and 3% per annum from March 2000 to January 2006.

Currently, the effective annual yield on long-term government bonds is approximately 6.1% p.a. and the equivalent effective real yields on long-term index-linked bonds is approximately 2.3% per annum. This would imply current market expectations for the long-term rate of CPI were of the order of 3.8% per annum.

In considering this result we note that:
•	The implied CPI rate has stayed consistently above 3.2% per annum since March 2006.

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•	The yields on both nominal and CPI-linked government bonds are driven by supply and demand, and both are in increasingly short supply in the market. The yields on both, and their relativities, are subject to some volatility and likely some short term distortion.

•	The RBA’s long term target is for CPI to be maintained between 2% and 3% per annum.

•	The implied rate of CPI has shown a prolonged trend upwards since the early part of 2003, which coincides when it last was towards the bottom end of the RBA’s target range.

•	While the RBA has been relatively successful with this target, over the longer term future the risk of events leading to inflation emerging occasionally outside this range needs to be allowed. Given a likely upside bias to such events, longer term inflation at the higher end of the RBA’s range would not be unexpected.
Weighing this evidence together, this suggests a long term CPI inflation benchmark of 2.75% to 3.00% per annum.

8.2.3	Wages (AWOTE) / CPI relativity

The following chart summarises the annualised rates of AWOTE and CPI inflation, and their relativities, for the 1970 to 2007 period.

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Figure 8.2: Trends in CPI and AWOTE
In considering the above, we note:
•	The last period from 1995 reflects largely a continuous period of economic growth which may not be reflective of longer term trends.

•	The longer periods cover a range of business cycles, albeit that the period from 1970 includes the unique events of the early 1970’s (i.e. general inflationary pressures, both locally and worldwide, and the impact of high oil prices owing to the Oil Crisis in 1973).
Allowing for these factors, the historic data suggests a CPI / AWOTE relativity, or gap, of approximately 1.75% to 2.00% per annum.

On this basis, given a longer term CPI benchmark of 2.75% to 3.00%, it would suggest a longer-term wage inflation (AWOTE) assumption of 4.50% to 5.00% p.a.

We note that such an assumption is not inconsistent with actual wage inflation over recent years (see Figure 8.2 above) which has arisen during economic conditions not dissimilar to those reflected in the current market interest rates looking forward.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
8.2.4	Impact of claimant ageing and non-AWOTE inflation effects

The overall age profile of claimants is expected to rise over future years with the consequent impact that, other factors held constant, claims amounts should tend to increase more slowly than average wage inflation (excluding any societal changes, e.g. changes in retirement age). This is due to both reduced compensation for years of income or life lost and a tendency for post retirement age benefits to possibly increase closer to CPI than AWOTE.

Furthermore, we note that some heads of damage would be expected to rise at CPI or lower, such as general damages and compensation for loss of expectation of life, owing to the age profile of claimants showing a continuing upward trend in average ages. Other heads of damage, including loss of earnings, would be expected to rise at AWOTE (ignoring the ageing effect); whilst medical expenses and care costs would be expected to rise in line with medical cost inflation which in recent times has been in excess of AWOTE.

We have analysed the age pattern of the claimants to understand how this is trending over time. This is important in consideration of the extent of both base and superimposed inflation in claims costs as a result of the age of claimants.
Figure 8.3: Age profile of mesothelioma claimants by report year

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
The chart indicates that claimants are generally continuing to age. The claims experience does not indicate a considerable increase in the number (and proportion) of younger claimants. We note the claim reported in 2006/07 involving a 25-year old claimant. However, the chart indicates that the trend for all of the lines in the graph (other than the minimum age) is upwards indicating that there is a gradual ageing of the population of claimants.

The chart also indicates that the average age of claimants is increasing by around 0.5 years each year, with the average age now about 70 years.

This has the effect of negating some aspects of emerging claims inflation. This is because part of the award relates to economic loss and loss of expectation of life and awards for these are in part a function of age.

We have reviewed how average claim sizes vary by decade of age.
Figure 8.4: Age cohorting of average mesothelioma awards by decade of age
The analysis suggests that average mesothelioma awards reduce by around 15%-20% for each increasing decade of age when considering the typical age range of the claimants (i.e. over 60 years of age).

For asbestosis, analysis suggests that average awards change by less, typically around 10% for each decade of age.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Analysis also suggests that mesothelioma claimants are typically ageing by around 0.5 years every year; whilst asbestosis claimants are ageing by around 0.3 years every year and are also typically older than mesothelioma claimants.

Weighing these various factors together, and allowing for the relative mix of claims between mesothelioma and asbestosis, we consider that a reasonable assumption for the deflationary allowance for the impact of ageing on average sizes is 0.50% to 0.75% per annum.

Taking all of these factors into account, we have adopted a base inflation assumption of 4.25% per annum.

8.3	Superimposed inflation

8.3.1	Overview

At our previous valuation, we indicated that an allowance of 2.25% per annum for superimposed inflation was appropriate. We identified a number of factors we considered in setting this assumption.

These included:
•	The rate of pure (judicial) inflation reflecting the natural tendency for personal injury claim awards to rise at a rate higher than wage inflation;

•	The impact of medical or other developments;

•	The emergence of new heads of damage, or the expansion of existing heads of damage; and

•	The mix of claims costs by different heads of damage.
Additionally, we have considered the potential for these factors to be offset to some extent by:
•	The potential for existing heads of damage to be removed, or for the contraction of these heads of damage (e.g. CSR vs. Eddy); and

•	The effect of an ageing population of claimants on the rate of inflation of overall damages, a component of which relates to economic loss.
Whilst the future rate of superimposed inflation is uncertain, and not predictable from one year to the next, it is of note that the average claim costs appear to have been stable in the last few years, although the emergence of new or expanding heads of damage does not tend to proceed smoothly but rather is more “lumpy”.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
8.3.2	Analysis of past rates of superimposed inflation

We have reviewed the rate of inflation of claims costs by settlement year for the last 10 years for mesothelioma claims. We have assessed this by using uninflated claim costs and therefore the chart can be used to imply the total rate of inflation.
Figure 8.5: Average mesothelioma awards
The chart can be used to imply the rate of inflation of claim awards over and above base inflation (i.e. it measures the rate of superimposed inflation) in any one year or an annualised rate of superimposed inflation over a longer-term.

The chart shows the “best fit” of the rate of growth of inflated claim awards using two possible models:
•	A linear fit — which assumes that the average inflated award is a linearly increasing function (such that the monetary increase from year to year is fixed); and

•	An exponential fit — which assumes that the rate of increase in the average inflated awards (i.e. the rate of superimposed inflation) is constant.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
The actual rate of inflation within any one year, and the extent to which superimposed inflation arises in any one year, is not in itself readily estimable but rather is a function of a whole range of factors. It can be inferred from Table 6.1 and Figure 8.5, that the average rate of claim inflation can be extremely volatile from year to year, with figures as low as -20% and as high as +20% observed since 1995.

The actuarial approach for this report is to take an average view to be applied over the long-term noting that there will necessarily be deviations from this average on an annual basis.

Using the chart and these models of best fit, we have the following observations in relation to the rate of claim inflation:
•	The linear fit of the last 10 years’ experience implies a rate of claim inflation of around 4.6% per annum. This implies superimposed inflation of around 0.3% per annum;

•	The exponential fit of the last 10 years’ experience implies the rate of claim inflation to be around 6.6% per annum. This implies superimposed inflation of around 2.25% per annum;

•	Over the last five years, the annualised rate of claim inflation has been 3% per annum; and

•	Step changes in average claim costs typically reflect the impact of:
▪	Emerging new heads of damage (such as Sullivan vs. Gordon and Griffiths vs. Kerkemeyer); and

▪	Changes in the contribution rate of the Liable Entities to the overall settlements.
Weighing all of this evidence together, we have adopted an assumed rate of future superimposed inflation of 2.25% per annum, noting in particular that this rate is intended to be a longer-term rate of inflation.

8.4	Summary of claims inflation assumptions

The table below summarises the claims inflation assumptions we have used within our current and previous liability assessments.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table 8.1: Claims inflation assumptions

	Current	Previous
	valuation	valuation
Base inflation	4.25%	4.25%
Superimposed inflation	2.25%	2.25%
Claim cost inflation*	6.60%	6.60%

*	Base and superimposed Inflation are applied multiplicatively in our models so that claim cost inflation is calculated as 1.0425 * 1.0225 — 1
8.5	Discount rates: Commonwealth bond zero coupon yields

We have adopted the zero coupon yield curve at 31 March 2008, underlying the prices, coupons and durations of certain Australian government bonds for the purpose of discounting the liabilities for this report.

The use of such discount rates is consistent with standard Australian actuarial practice for such liabilities, is in accordance with Professional Standard PS300 and is also consistent with our understanding of the Australian accounting standards.
Table 8.2: Zero coupon yield curve by duration

	Current	Previous
Year	valuation	valuation
1	6.57%	6.36%
2	6.10%	6.27%
3	6.09%	6.14%
4	6.09%	6.02%
5	6.09%	5.91%
6	6.09%	5.82%
7	6.09%	5.76%
8	6.09%	5.71%
9+	6.09%	5.67%

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
The equivalent single uniform discount rate, based on cashflows weighted by term, is 6.14% per annum at 31 March 2008 (March 2007: 5.88% per annum).

8.6	Cross-claim recovery rates

Cross-claim recoveries have totalled $16m to date. This represents 3.1% of gross claim costs.

The majority of cross-claim recoveries have been in relation to the Hardie-BI Joint Venture with CSR, including more than $4m paid in 2005/06 and $2m paid in 2006/07 in relation to cross-claims against CSR and Bradford Insulation in relation to the Hardie-BI Joint Venture.

The following chart shows how the experience of cross-claim recoveries has varied over time, both in monetary terms and expressed as a percentage of gross payments.
Figure 8.6: Cross-claim recovery experience
Given the observations that 2005/06 ($5.8m) and 2006/07 ($3.4m) have been impacted by significant recoveries from CSR and also due to the impact of the Hardie-BI Joint Venture, and given that such recoveries in part relate to recoveries that ought to have been made earlier, the rate of recovery exhibited in those two years is currently not believed to be a good guide to the future level of recovery.

In 2007/08 the level of cross-claim recoveries has reduced to $1.4m (2.1% of gross awards).

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We understand that this reduction is in part a function of the revised claim process in NSW which has resulted in more of the defendants being joined as part of the main proceedings, as opposed to the previous practice of a separate cross-claim being filed and recoveries being sought at a later date.

This change in process would have the effect of reducing the gross award payable by AICFL but also reducing the cross-claim recoveries available. In theory, the net effect of the changes should be nil.

Taking all of the above factors into account, we have assumed that future levels of cross-claim recoveries will be 2.2% of the average award. This is a reduction from our previous assumption of 3.0% of the average award.

8.7	Settlement Patterns

Triangulation methods are used to derive the past pattern of settlement of claims and are used in forming a view on future settlement patterns.

The following triangles provide an illustrative example of how we perform this:
Figure 8.7: Settlement pattern derivation for mesothelioma claims
Owing to limited data volumes, we have modelled “non-mesothelioma” claims as one cohort for determining claims settlement patterns.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Figure 8.8: Settlement pattern derivation for non-mesothelioma claims

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We have therefore estimated the settlement pattern from future claim reporting as follows:
Table 8.3: Settlement pattern of claims awards by delay from claim reporting

Delay (years)	Mesothelioma	Other
0	51.4%	22.9%
1	32.9%	39.0%
2	6.3%	17.0%
3	1.8%	6.7%
4	1.8%	4.3%
5	1.9%	2.7%
6	1.4%	2.3%
7	1.0%	1.4%
8	0.5%	1.0%
9	0.5%	0.7%
Future	0.5%	2.0%
These assumed settlements patterns have been modified since our previous valuation.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
9	PRODUCT AND PUBLIC LIABILITY INSURANCE PROGRAMME

9.1	Overview

Until 31 March 1985, the Liable Entities had in place General and Products liability insurance covers with a $1m primary policy layer.

In addition, until 31 May 1986, the Liable Entities maintained further “umbrella” insurance contracts, with varying retentions and policy limits. That is, the contracts paid all costs arising from claims with exposure in a specified year from the retention up to the relevant policy limit. All claim costs in relation to a given exposure year in excess of the limit would be retained by the Liable Entities.

Product liability claims were insured under these contracts on an “in the aggregate” basis whilst public liability claims were insured on an “each and every loss” basis.

These contracts were placed amongst a number of insurance providers on a claims occurring basis.

From 31 May 1986, the insurance contracts were placed on a claims made basis in relation to asbestos-related product and public liability cover.

The umbrella policies were placed as follows:
•	For the period up to June 1976, the insurance policies were written on a claims occurring basis. The insurance was provided by QBE but the cover provided by these policies was commuted in June 2000 for a consideration of $3.1m per annum for the following 15 years.

•	For the period from June 1976 to 31 May 1986, the insurance policies were written on a claims occurring basis. CE Heath acted as the underwriting agent and insured the risk in Australia and also into Lloyd’s of London and the London Market. However, during this period both CE Heath Underwriting Agencies Pty Ltd (CEHUA) and CE Heath Underwriting & Insurance (Australia) Pty Ltd (CEH U&I) also insured some of the risk, reinsuring their placement on a facultative basis.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	For the period 31 May 1986 to 31 March 1990, the insurance policies were written on a claims-made basis. CE Heath acted as the underwriting agent and insured the risk into Lloyd’s of London and the London Market.

•	For the period 31 March 1990 to 31 March 1997, the insurance policies were written on a claims-made basis. However, CE Heath Casualty & General Insurance Ltd (later HIH Casualty & General) acted as the insurer of the programme and reinsured it on a facultative basis into Lloyd’s of London and the London Market. CE Heath Casualty & General retained some share on some of the layers.
For the claims occurring period, we understand that defence legal costs are additional to the cover.

The methodology describing our approach for valuing the Insurance Recoveries is detailed in Section 4.9.

9.2	Allowance for Insurance Recoveries

It should be noted that only product and public liability Insurance Recoveries are allowed for within our liability assessment, and only in relation to the period of exposure and insurance placement up to 31 May 1986.

Insurance protection purchased from 31 May 1986 onwards was placed on a “claims made” basis and as such may not provide protection or recoveries against the cost of future claim notifications made by claimants against the Liable Entities. We have therefore, for the purposes of this report, made no allowance for the value of insurance contracts placed from 1986 onwards in our liability assessment.

We note that a claim of approximately $70m has been made by Amaca on behalf of the Liable Entities against HIH and related entities in relation to the insurance programme for the 1990/91 to 1996/97 years. This claim is presently being considered by the liquidators of HIH and we have not, for the purposes of this report, attempted to estimate any recovery for it at this time.

It should be noted that our decision is an actuarial one and is not based on consideration of the legal arguments that might be presented by Amaca, by HIH or by the reinsurers. We present no legal opinion, and have not based our assessment on any such legal opinion, as to the admissibility of the claim or the expected recovery under the claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
To the extent recovery is made against this claim, the net asset position of the AICF Trust would improve and this would reduce the future funding requirement by JHINV.

We have allowed for the value of the QBE commutation entered into in June 2000 which involves the payment of a consideration of $3.1m per annum for 15 years to 30 June 2014.

For the claims occurring period, where a claim filed under a Scheme of Arrangement has been accepted and payment made, we have assumed that the insurance liabilities of that entity to the Liable Entities have been fully discharged and no further recoveries fall due.

We have not included within our estimate any allowance for insurance recoveries that are due but have not yet been collected (“unpaid balances”) as these are more appropriately dealt with as a debtor of AICFL.

9.3	Bad debt allowance on Insurance Recoveries

We have made allowance for bad debts on future Insurance Recoveries within our valuation by use of the default rates in Appendix A. These have been sourced from Standard & Poor’s Global Fixed Income Research, February 2008 and are based on bond default rates.

We have considered the credit rating of the insurers of the Liable Entities as at March 2008 and applied the relevant credit rating default rates to the expected future cashflows by year, treaty and insurer.

Where additional information regarding the expected payout rates of solvent and insolvent Schemes of Arrangement is available we have instead taken the expected payout rates to assess the credit risk allowance to be made in our liability assessment.

In relation to those claims occurring contracts where CEHUA or CEH U&I insured some of the risks (and then facultatively reinsured that risk), we have assumed, for the purposes of this report, that cut-through from the reinsurers directly to the Liable Entities will not take place and that these Insurance Recoveries will therefore rank alongside other creditors of the HIH Group. We note that this assumption is an actuarial valuation assumption and is not based on legal opinion and we pass no such opinion.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
We note the recent House of Lords decision (McGrath and Ors and another vs. Riddell and Ors, [2008] UKHL21) passed down in April 2008 which has had the effect of remitting the reinsurance assets of HIH Group to Australia. Those assets will then be available for distribution in accordance with Australian law.

Whilst this decision assists in any potential applicability of Section 562A(4) of the Corporations Act to the reinsurance recoveries of the HIH Liquidator, the decision does not in itself enshrine or impose cut-through (any such application would be at the Court’s discretion).

Accordingly, given the obstacles that still remain (in relation to any potential cut-through) we have not allowed for this beneficial decision to alter the value we have assigned to these insurance and reinsurance contracts at this valuation.

Were cut-through to be achieved, whether under Section 562A(4) of the Corporations Act or under Section 6 of the Law Reform (Miscellaneous Provisions) Act or on some other basis, this would be expected to increase the level of Insurance Recoveries, as the financial health of the reinsurers to the HIH Group is generally better than that of the HIH Group itself, so that a lower bad debt charge would apply.

9.4	Expected Insurance Recoveries

The following table shows the Insurance Recoveries and the bad debt allowances that we have made within our valuation assessment on both a discounted and an undiscounted basis.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table 9.1: Value of expected Insurance Recoveries

	Undiscounted	Discounted
	($m)	($m)
Gross Liability	3,525.2	1,645.7
QBE Recoveries	(21.7)	(17.7)
Product and Public liability recoveries	(548.8)	(236.9)
Bad Debt Allowance	72.7	35.3
Net Liability after Bad Debt	3,027.3	1,426.3
As such, non-QBE Insurance Recoveries (after allowing for bad debt) support approximately 12% of the discounted gross liabilities. The overall bad debt allowance amounts to around 15% of the expected Insurance Recoveries.

In determining our net liability assessment, we have assumed that the insurance policies of the Liable Entities will continue to respond to relevant claims we have projected as they fall due. Other than making a general credit risk (“bad debt”) allowance in valuing the Insurance Recoveries, we have assumed they will otherwise be fully recovered.

To the extent that:
•	One or more significant insurers fail in the future; and/or

•	insurers dispute payments due to the Liable Entities; and/or

•	legal cases change the way in which insurances respond to claims (e.g. due to changing legal interpretations of the “date of loss”); and/or

•	insurance assets may be subject to claims by non-Australian claimants; and/or

•	insurers negotiate commutations of their obligations to the Liable Entities for more or less than our valuation allowance;
the net liabilities of the Liable Entities would vary accordingly. For example an event resulting in a loss of 10% of the anticipated Insurance Recoveries included in our valuation (in addition to the general bad debt allowance) would increase the net liability by approximately $20 million.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
10	VALUATION RESULTS

10.1	Central estimate liability

At 31 March 2008, our central estimate of the liabilities of the Liable Entities (the Discounted Central Estimate) to be met by the AICF Trust is $1,426.3m (March 2007: $1,355.1m).

We have not allowed for the future Operating Expenses of the AICF Trust or the Liable Entities in the liability assessment.

The following table shows a summary of our central estimate liability assessment and compares the current assessment with our previous valuation.
Table 10.1: Comparison of central estimate of liabilities

				March
	March 2008			2007
	$m			$m
	Gross of		Net of	Net of
	insurance	Insurance	insurance	insurance
	recoveries	recoveries	recoveries	recoveries
Total projected cashflows (uninflated)	1,614.3	228.1	1,386.2	1,273.0
Future inflation allowance	1,910.8	269.7	1,641.1	1,537.8
Total projected cash-flows with inflation	3,525.2	497.8	3,027.3	2,810.8
Discounting allowance	(1,879.5)	(278.5)	(1,601.0)	(1,455.6)
Net present value liabilities	1,645.7	219.4	1,426.3	1,355.1

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
10.2 Comparison with previous valuation
In the absence of any change to the claim projection assumptions from our 31 March 2007 valuation, other than allowing for the changes in the discount rate, we would have projected a Discounted Central Estimate liability of $1,334.6m as at 31 March 2008.
Consequently, our revised assessment at 31 March 2008 represents an increase of $91.7m from that assessment.
The increase in that net liability estimate is principally a consequence of:
•	An increase in the projected number of future mesothelioma and asbestosis claims recognising the higher reporting activity in the last year;

•	Increases to the incidence pattern of notifications, particularly in relation to the assumed peak year of notification for asbestosis; and

•	A reduction in the assumed cross-claim recovery rate.
offset by
•	A reduction in average claim awards and legal costs for some disease types;

•	An increase in the assumed rate of nil settlements;

•	A change to the settlement pattern of claims; and

•	Actual experience in the 12-month period being better than forecast, with savings being achieved on claims which were not settled as at the previous valuation.
The following table shows an analysis of the change in our liability assessments from March 2007 to March 2008.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table 10.2: Analysis of change

$m
Net liability at start of valuation period	1,355.1

Expected net claims payments	(64.3)
Unwind of discount / interest charge	84.2
Expected liability at end of valuation period	1,375.0

Change in discount rate	(40.4)
Expected net liability at end of valuation period adjusted for discount rate	1,334.6

Impact of Change in valuation bases:
- Claim numbers	144.5
- Incidence pattern of notifications (change in peak year)	29.6
- Nil settlement rate	(12.7)
- Average claims costs and legal costs	(72.2)
- Settlement Patterns	(6.9)
- Insurance recoveries	0.2
- Cross-claim recoveries	12.0
- Emerging experience on reported claims and pending claims	(2.8)

Total development in net liability	91.7

Net liability at end of valuation period	1,426.3

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
10.3 Cashflow projections
10.3.1 Past cashflow expenditure
It is worth comparing the projected rate of future expenditure with that exhibited in the past.
The following chart shows the monthly rate of expenditure relating to asbestos-related claim settlements over the last five years.
Figure 10.1: Past claim-related expenditure of the Liable Entities:
1 January 2003 to 31 March 2008
Cashflow payments in the 12 months to 31 March 2008 were approximately $74m gross of insurance and other recoveries and $55m net of insurance and other recoveries.
By comparison, cashflow payments in the 12 months to 31 March 2007 were approximately $75m gross of insurance and other recoveries and $57m net of insurance and other recoveries; whilst in the 12-month period to 31 March 2006, the comparative cashflow figures were $75m and $48m respectively.
On a gross basis, cashflow has therefore been reasonably stable across the last three financial years.
Insurance and other recoveries continue to remain strong, albeit at a slightly lower level than that observed in 2005/06 and 2006/07. Those years included, in part, some element of catch-up resulting from the absence of collections taking place in 2004/05 and earlier.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
It should be noted that the above chart is compiled on a “cash basis” rather than an “accruals basis” so that the figures are not directly applicable to the actuarial basis of projection. However, the difference in timing should be relatively small (i.e. of the order of 1-2 months generally).
10.3.2 Future cashflow projections
Figure 10.2 shows a comparison of the actual annual net cashflows for all financial years since 2000/01, the projected net cashflows underlying our current valuation and the projected net cashflow projection underlying our previous valuation.
Figure 10.2: Annual cashflow projections ($m)
The underlying projected cashflows for this chart are detailed in Appendix B.
The increase in projected future cashflow between the previous valuation and our current valuation is predominantly a result of the higher number of future mesothelioma and asbestosis claims which we are now assuming.
With (for example) a 13% increase in the projected future number of mesothelioma claims offset by a 7% reduction in average claim sizes, it is not surprising that the proportionate increase in cashflow across most future years is broadly 5%.
The peak cashflow is projected to arise in around 2020/21, which is later than the projected peak in reporting of claims (2010/11 for mesothelioma). This lag reflects:

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	the delay between claims reporting and claims settlement of approximately 1 year for mesothelioma and 2.5 years for non-mesothelioma; and

•	the impact of claims inflation upon cashflow. Cashflow is a function of claim numbers and average costs. Until 2018/19, claim numbers reduce at a rate less than 6.6%, so that claims inflation of average claim sizes more than offsets the fall in claim numbers and projected cashflow therefore still increases.
Given the extremely long-tail nature of asbestos-related liabilities, a small change in an individual assumption can have a significant impact upon the cashflow profile of the liabilities.
10.4 Amended Final Funding Agreement calculations
The Amended Final Funding Agreement sets out the basis on which payments will be made to the AICF Trust.
Additionally, there are a number of other figures specified within the Amended Final Funding Agreement that we are required to calculate. These are8:
•	Discounted Central Estimate;

•	Term Central Estimate; and

•	Period Actuarial Estimate.

[8]	See Glossary of Terms in Appendix G for description of these items

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table 10.3: Amended Final Funding Agreement calculations

$m
Discounted Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,426.3
Period Actuarial Estimate (net of cross-claim recoveries, gross of Insurance and Other Recoveries) comprising:	249.8
Discounted value of cashflow in 2008/09	81.0
Discounted value of cashflow in 2009/10	83.1
Discounted value of cashflow in 2010/11	85.7
Term Central Estimate (net of cross-claim recoveries, Insurance and Other Recoveries)	1,422.4
It should be noted that the actual funding required at a particular date will depend upon a number of factors, including:
•	the net asset position of the AICF Trust at that time;

•	the free cash flow amount of the JHINV Group in the preceding financial year; and

•	the Period Actuarial Estimate in the latest Annual Actuarial Report.
10.5 Accounting liability calculations: JHINV
The accounting liabilities for JHINV are determined in accordance with US GAAP which differs from Australian actuarial standards of liability determination.
The determination of the accounting liability to be established by JHINV is ultimately a decision for the Board of JHINV.
However, the Board of JHINV have indicated that the calculation of the accounting liability will, in part, be based upon the liabilities we have estimated within this report.
The basis upon which we have calculated the US GAAP accounting liability is set out in Appendix D.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
11 UNCERTAINTY
11.1 Overview
There is uncertainty involved in any valuation of the liabilities of an insurance company or a self-insurer. The sources of such uncertainty include:
•	Parameter error — this is the risk that the parameters and assumptions chosen ultimately prove not to be reflective of future experience.

•	Model error — this is the risk that the model selected for the valuation of the liabilities ultimately proves not to be adequate for the projection of the liabilities.

•	Legal and social developments — this is the risk that the legal environment in which claims are settled changes relative to its current and historic position thereby causing significantly different awards.

•	Future actual rates of inflation.

•	The general economic environment.

•	Potential sources of exposure — this is the risk that there exist sources of exposure which are as yet unknown or unquantifiable, or for which no liabilities have yet been observed, but which may trigger future claims.
In the case of asbestos liabilities, these uncertainties are exacerbated by the extremely long latency period from exposure to onset of disease and notification of a claim. Asbestos-related claims often take in excess of 40 years from original exposure or event to become notified and then settled, compared with an average of 4-5 years for many other compensation-type liabilities such as Comprehensive Third-Party injury liabilities or other Workers Compensation liabilities. Specific forms of uncertainty relating to asbestos-related disease liabilities include:
•	The difficulty in quantifying the extent and pattern of past asbestos exposures and the number and incidence of the ultimate number of lives that may be affected by asbestos related diseases arising from such past asbestos exposures;

•	The propensity of individuals affected by diseases arising from such exposure to file common law claims against defendants;

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	The extent to which the Liable Entities will be joined in such future common law claims;

•	The fact that the ultimate severity of the impact of the disease and the quantum of the claims that will be awarded will be subject to the outcome of events that have not yet occurred, including:
▪	medical and epidemiological developments;

▪	court interpretations;

▪	legislative changes;

▪	changes to the form and range of benefits for which compensation may be awarded (“heads of damage”);

▪	public attitudes to claiming;

▪	the potential for future procedural reforms in NSW and other States affecting the legal costs incurred in managing and settling claims;

▪	potential third-wave exposures; and

▪	social and economic conditions such as inflation.
11.2 Sensitivity testing
As we have noted above, there are many sources of uncertainty. Actuaries often perform “sensitivity testing” to identify the impact of different assumptions as to future experience, thereby providing an indication of the degree of parameter error risk to which the valuation assessment is exposed.
Sensitivity testing may be considered as being a mechanism for testing “what will the liabilities be if instead of choosing [x] for assumption [a] we chose [y]?” It is also a mechanism for identifying how the result will change if experience turns out different in a particular way relative to that which underlies the central estimate expectations. As such, it provides an indication of the level of variability inherent in the valuation.
We have performed some sensitivity tests of the results of our central estimate valuation. We have sensitivity tested the following factors:
•	nil settlement rate: 5 percentage points above and below our best estimate assumption.

•	average claim cost of a non-nil claim: 10% above and below our best estimate assumption.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
•	peak year of claims: increase/decrease by 1, 3 and 5 years.

•	number of claims notified: 5% above and below our best estimate assumption.

•	superimposed inflation: 2.25% per annum superimposed inflation for 5 years reducing to 0% per annum after a further five years and remaining at 0% per annum thereafter; and 6.25% per annum superimposed inflation for the next five years, linearly reducing to 2.25% per annum after a further five years and remaining at 2.25% per annum thereafter.

•	discount rates: 1 percentage point above and below our best estimate assumption.

•	base inflation: 1 percentage point above and below our best estimate assumption.
There are other factors which influence the liability assessment and which could be sensitivity tested, including:
•	The cross-claim recovery rate;

•	The pattern of claim notifications; and

•	The pattern and delay of claim settlements from claim notification.
We have not sensitivity tested these factors noting them to be of less financial significance or uncertainty individually, although in aggregate they could be of more significance.
We have not sensitivity tested the value of Insurance Recoveries as these uncertainties relate to legal risks and disputation risks, and it is not possible to parameterise a sensitivity test in an informed manner.
11.3 Results of sensitivity testing
Figure 11.1 shows the impact of various individual sensitivity tests on the Discounted Central Estimate of the liabilities, and of a combined sensitivity test of a number of factors.
It should be noted that although we have tested multiple scenarios of each assumption, one cannot gauge an overall potential range by simply adding these tests together.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
It should also be noted that because of the interactions between assumptions, the maximum range will not be the sum of the constituent parts. Rather it is important to recognise that it is unlikely that all assumptions would deteriorate together, and there are often compensating upsides to the downsides that can arise. This is especially so when considering the inter-dependencies and correlations between parameters, such as higher inflation often being associated with higher discount rates: the former would increase the liabilities whilst the latter would decrease the liabilities.
Figure 11.1: Sensitivity testing results — Impact around the Discounted
Central Estimate (in $m)

*	The superimposed inflation sensitivity tests are for 6.25% per annum for 5 years reducing to 2.25% per annum; and 2.25% per annum for 5 years reducing to 0% per annum.
Whilst our combined sensitivity test of a number of factors (including superimposed inflation, average claim costs and numbers of claims) indicates a range around the Discounted Central Estimate of liabilities of -$400m to +$700m (i.e. $1.0bn to $2.1bn), the actual cost of liabilities could fall outside that range depending on the out-turn of the actual experience.

The above chart implies that the single most sensitive assumption is potentially the peak year of mesothelioma claims reporting against the Liable Entities. Shifting the peak year of mesothelioma claims reporting by 5 years from 2010/11 to 2015/2016 for mesothelioma would imply an increase in the future number of mesothelioma claims reported of around 50%.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Table 11.1: Summary results of sensitivity analysis

	Undiscounted	Discounted
Central estimate	$3.03bn	$1.43bn
Range around the central estimate	-$1.1bn to $2.4bn	-$0.4bn to $0.7bn
Range of liability estimates	$1.9bn to $5.4bn	$1.0bn to $2.1bn

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
APPENDICES

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
A. Credit rating default rates by duration

Rating	Yr. 1	Yr. 2	Yr. 3	Yr. 4	Yr. 5	Yr. 6	Yr. 7	Yr. 8	Yr. 9	Yr. 10	Yr. 11	Yr. 12	Yr. 13	Yr. 14	Yr. 15
AAA	0.00%	0.00%	0.09%	0.18%	0.28%	0.41%	0.48%	0.59%	0.63%	0.67%	0.67%	0.67%	0.67%	0.73%	0.79%
AA+	0.00%	0.06%	0.06%	0.13%	0.20%	0.28%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%	0.35%
AA	0.00%	0.00%	0.00%	0.09%	0.18%	0.25%	0.35%	0.48%	0.60%	0.72%	0.81%	0.88%	1.03%	1.10%	1.14%
AA-	0.02%	0.09%	0.20%	0.32%	0.45%	0.61%	0.76%	0.86%	0.96%	1.08%	1.21%	1.35%	1.41%	1.53%	1.60%
A+	0.05%	0.10%	0.25%	0.45%	0.61%	0.77%	0.95%	1.10%	1.29%	1.46%	1.66%	1.88%	2.08%	2.31%	2.51%
A	0.07%	0.18%	0.30%	0.42%	0.60%	0.80%	1.00%	1.21%	1.42%	1.73%	1.98%	2.12%	2.26%	2.35%	2.61%
A-	0.06%	0.20%	0.32%	0.49%	0.73%	1.02%	1.44%	1.71%	1.95%	2.12%	2.19%	2.32%	2.42%	2.53%	2.65%
BBB+	0.15%	0.46%	0.91%	1.30%	1.74%	2.22%	2.58%	2.91%	3.36%	3.71%	4.07%	4.27%	4.62%	5.14%	5.72%
BBB	0.23%	0.54%	0.85%	1.39%	1.95%	2.47%	2.95%	3.48%	3.93%	4.44%	5.00%	5.44%	5.93%	6.12%	6.50%
BBB-	0.31%	1.02%	1.78%	2.78%	3.74%	4.60%	5.25%	5.87%	6.33%	6.91%	7.42%	7.94%	8.54%	9.37%	10.03%
BB+	0.52%	1.41%	2.85%	4.20%	5.41%	6.71%	7.88%	8.41%	9.36%	10.21%	10.82%	11.41%	11.85%	12.35%	13.07%
BB	0.81%	2.50%	4.62%	6.53%	8.38%	10.13%	11.52%	12.79%	13.82%	14.62%	15.71%	16.63%	17.10%	17.19%	17.28%
BB-	1.44%	4.16%	7.04%	9.90%	12.32%	14.66%	16.52%	18.35%	19.87%	21.03%	21.93%	22.62%	23.51%	24.22%	24.87%
B+	2.53%	6.97%	11.22%	14.92%	17.65%	19.74%	21.64%	23.29%	24.70%	26.11%	27.32%	28.29%	29.29%	30.31%	31.19%
B	6.27%	12.74%	17.75%	21.27%	23.84%	26.03%	27.44%	28.52%	29.43%	30.43%	31.40%	32.36%	33.42%	34.20%	35.04%
B-	9.06%	16.94%	22.75%	26.66%	29.44%	31.56%	33.38%	34.53%	35.25%	35.73%	36.26%	36.64%	36.84%	37.07%	37.32%
CCC+	25.59%	34.06%	39.04%	41.86%	44.50%	45.62%	46.67%	47.25%	48.86%	49.76%	50.50%	51.26%	51.87%	52.50%	52.50%
L	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
NR	2.81%	6.54%	10.00%	12.92%	15.23%	17.23%	18.87%	20.25%	21.46%	22.54%	23.52%	24.34%	25.12%	25.79%	26.43%
CEHUA	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%	80.00%
CEHU&I	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%	92.50%
CIC	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%	55.00%
R	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Source:	Standard and Poor’s 2007 Annual Global Corporate Default Study and Rating Transitions, February 2008.

CEHUA, CEHU&I and CIC default rates have been estimated by KPMG Actuaries based on HIH Scheme Information at 30 June 2007, available at www.hih.com.au

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Notes:
These rates are not used for those solvent and insolvent Schemes of Arrangement where the payout rates are known or have been estimated. In those cases, the payout rate has been used to determine the credit rating default rates.
L relates to Lloyds’ of London and Equitas.
NR relates to companies which are Not Rated.
R relates to companies which have been subject to Regulatory Action regarding solvency.
The credit ratings used for individual companies are as at March 2008.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
B. Projected cashflows ($m)

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2008 / 2009	60.3	12.6	3.3	3.0	4.0	1.1	0.1	0.3	0.0	0.6	1.7	83.6	12.5	71.2
2009 / 2010	66.2	14.3	3.0	2.8	4.7	0.9	0.1	0.4	0.0	0.6	1.9	91.2	13.1	78.1
2010 / 2011	72.3	15.7	3.2	2.9	5.7	0.9	0.1	0.4	0.1	0.6	2.1	99.8	14.1	85.7
2011 / 2012	78.0	17.0	3.4	3.0	6.5	0.9	0.1	0.4	0.1	0.6	2.2	107.8	14.8	93.0
2012 / 2013	83.6	18.1	3.6	3.1	7.4	1.0	0.1	0.4	0.1	0.5	2.4	115.7	15.0	100.7
2013 / 2014	88.9	19.1	3.8	3.3	8.2	1.0	0.2	0.4	0.1	0.5	2.5	122.9	15.7	107.2
2014 / 2015	93.5	19.9	4.0	3.4	8.9	1.0	0.2	0.4	0.1	0.5	2.6	129.3	16.5	112.9
2015 / 2016	97.6	20.6	4.2	3.4	9.7	1.0	0.2	0.4	0.1	0.4	2.8	134.9	14.4	120.6
2016 / 2017	100.9	21.1	4.3	3.5	10.4	1.1	0.2	0.4	0.1	0.4	2.8	139.6	15.5	124.2
2017 / 2018	103.5	21.5	4.4	3.5	11.1	1.1	0.2	0.4	0.1	0.4	2.9	143.3	16.4	126.9
2018 / 2019	105.3	21.7	4.5	3.5	11.7	1.1	0.2	0.4	0.1	0.4	3.0	145.9	17.3	128.6
2019 / 2020	106.1	21.7	4.6	3.5	12.3	1.1	0.2	0.4	0.1	0.3	3.0	147.2	17.9	129.3
2020 / 2021	106.0	21.6	4.6	3.5	12.8	1.0	0.2	0.3	0.1	0.3	3.0	147.4	18.5	128.9
2021 / 2022	105.1	21.3	4.6	3.4	13.2	1.0	0.2	0.3	0.1	0.3	2.9	146.5	16.4	130.0
2022 / 2023	103.3	20.8	4.6	3.3	13.4	1.0	0.2	0.3	0.1	0.2	2.9	144.3	16.8	127.5
2023 / 2024	100.8	20.2	4.5	3.1	13.4	1.0	0.2	0.3	0.1	0.2	2.8	140.9	17.3	123.6
2024 / 2025	97.5	19.4	4.4	3.0	13.1	0.9	0.2	0.2	0.1	0.2	2.7	136.3	17.4	118.9
2025 / 2026	93.6	18.5	4.3	2.8	12.8	0.9	0.2	0.2	0.0	0.2	2.6	130.8	17.3	113.5
2026 / 2027	89.1	17.4	4.1	2.7	12.4	0.8	0.2	0.2	0.0	0.1	2.5	124.5	17.0	107.4
2027 / 2028	84.1	16.3	3.9	2.5	12.6	0.7	0.2	0.2	0.1	0.1	2.3	118.3	16.8	101.5
2028 / 2029	78.8	15.2	3.7	2.3	12.1	0.7	0.2	0.1	0.0	0.1	2.2	111.0	16.4	94.6
2029 / 2030	73.1	14.0	3.4	2.1	11.5	0.6	0.2	0.1	0.0	0.1	2.0	103.1	15.9	87.3
2030 / 2031	67.2	12.8	3.2	1.9	10.9	0.6	0.1	0.1	0.0	0.1	1.9	95.1	15.2	79.8
2031 / 2032	61.3	11.6	2.9	1.7	10.2	0.5	0.1	0.1	0.0	0.1	1.7	86.9	14.7	72.2
2032 / 2033	55.4	10.5	2.7	1.5	9.5	0.5	0.1	0.1	0.0	0.1	1.5	78.8	14.1	64.8
2033 / 2034	49.7	9.3	2.4	1.3	8.8	0.4	0.1	0.1	0.0	0.0	1.4	70.9	13.3	57.5
2034 / 2035	44.2	8.3	2.2	1.2	8.1	0.4	0.1	0.1	0.0	0.0	1.2	63.3	12.6	50.6
2035 / 2036	38.9	7.3	2.0	1.0	7.4	0.3	0.1	0.0	0.0	0.0	1.1	56.0	11.8	44.2
2036 / 2037	34.0	6.3	1.7	0.9	6.7	0.3	0.1	0.0	0.0	0.0	0.9	49.2	11.0	38.1
2037 / 2038	29.5	5.5	1.5	0.8	6.1	0.2	0.1	0.0	0.0	0.0	0.8	42.8	10.2	32.6
2038 / 2039	25.3	4.7	1.3	0.6	5.5	0.2	0.1	0.0	0.0	0.0	0.7	37.0	7.7	29.3
2039 / 2040	21.6	4.0	1.1	0.5	4.8	0.2	0.1	0.0	0.0	0.0	0.6	31.7	6.9	24.9
2040 / 2041	18.2	3.4	1.0	0.5	4.3	0.1	0.1	0.0	0.0	0.0	0.5	27.0	6.2	20.8
2041 / 2042	15.3	2.8	0.8	0.4	3.8	0.1	0.0	0.0	0.0	0.0	0.4	22.8	4.2	18.6
2042 / 2043	12.7	2.3	0.7	0.3	3.3	0.1	0.0	0.0	0.0	0.0	0.4	19.1	3.7	15.3
2043 / 2044	10.4	1.9	0.6	0.3	2.8	0.1	0.0	0.0	0.0	0.0	0.3	15.9	3.1	12.8
2044 / 2045	8.5	1.6	0.5	0.2	2.4	0.1	0.0	0.0	0.0	0.0	0.2	13.1	2.1	11.0
2045 / 2046	6.9	1.3	0.4	0.2	2.1	0.1	0.0	0.0	0.0	0.0	0.2	10.7	1.7	9.0
2046 / 2047	5.5	1.0	0.3	0.1	1.7	0.0	0.0	0.0	0.0	0.0	0.2	8.7	1.4	7.3
2047 / 2048	4.4	0.8	0.3	0.1	1.5	0.0	0.0	0.0	0.0	0.0	0.1	7.0	1.1	5.9
2048 / 2049	3.5	0.7	0.2	0.1	1.2	0.0	0.0	0.0	0.0	0.0	0.1	5.6	0.9	4.7
2049 / 2050	2.7	0.5	0.2	0.1	1.0	0.0	0.0	0.0	0.0	0.0	0.1	4.4	0.7	3.8
2050 / 2051	2.1	0.4	0.1	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.1	3.5	0.5	3.0
2051 / 2052	1.6	0.3	0.1	0.0	0.7	0.0	0.0	0.0	0.0	0.0	0.0	2.7	0.4	2.3
2052 / 2053	1.2	0.2	0.1	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.0	2.1	0.3	1.8
2053 / 2054	0.9	0.2	0.1	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	1.6	0.3	1.4
2054 / 2055	0.7	0.1	0.1	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0	1.3	0.2	1.1
2055 / 2056	0.5	0.1	0.0	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0	1.0	0.2	0.8
2056 / 2057	0.4	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2057 / 2058	0.3	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.6	0.1	0.5
2058 / 2059	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2059 / 2060	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.1	0.3
2060 / 2061	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2061 / 2062	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	2,511.6	506.3	115.3	81.4	333.9	25.0	4.9	7.7	1.6	8.0	70.4	3,525.2	497.8	3,027.3

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
C. Projected discounted cashflows ($m)

							Workers
						Workers	Compensation
				ARPD &	Defendant	Compensation	Legal	Wharf	Wharf Legal		Cross Claim
Payment Year	Mesothelioma	Asbestosis	Lung Cancer	Other	Legal Costs	Claims	Costs	Claims	Costs	Baryulgil	Recoveries	Gross	Insurance	Net
2008 / 2009	58.4	12.2	3.2	2.9	3.9	1.1	0.1	0.3	0.0	0.6	1.6	81.0	12.1	69.0
2009 / 2010	60.3	13.0	2.8	2.6	4.3	0.8	0.1	0.3	0.0	0.5	1.7	83.1	11.9	71.2
2010 / 2011	62.1	13.5	2.8	2.5	4.9	0.8	0.1	0.4	0.0	0.5	1.8	85.7	12.1	73.6
2011 / 2012	63.2	13.7	2.8	2.4	5.3	0.8	0.1	0.4	0.1	0.4	1.8	87.2	12.0	75.2
2012 / 2013	63.8	13.8	2.8	2.4	5.7	0.7	0.1	0.3	0.1	0.4	1.8	88.3	11.4	76.8
2013 / 2014	63.9	13.7	2.7	2.3	5.9	0.7	0.1	0.3	0.1	0.4	1.8	88.3	11.3	77.1
2014 / 2015	63.4	13.5	2.7	2.3	6.1	0.7	0.1	0.3	0.0	0.3	1.8	87.6	11.2	76.5
2015 / 2016	62.4	13.2	2.7	2.2	6.2	0.7	0.1	0.3	0.0	0.3	1.8	86.2	9.2	77.0
2016 / 2017	60.8	12.7	2.6	2.1	6.3	0.6	0.1	0.3	0.0	0.2	1.7	84.1	9.3	74.8
2017 / 2018	58.7	12.2	2.5	2.0	6.3	0.6	0.1	0.2	0.0	0.2	1.7	81.3	9.3	72.0
2018 / 2019	56.4	11.6	2.4	1.9	6.3	0.6	0.1	0.2	0.0	0.2	1.6	78.1	9.3	68.8
2019 / 2020	53.5	11.0	2.3	1.8	6.2	0.5	0.1	0.2	0.0	0.2	1.5	74.3	9.1	65.2
2020 / 2021	50.4	10.3	2.2	1.6	6.1	0.5	0.1	0.2	0.0	0.1	1.4	70.1	8.8	61.3
2021 / 2022	47.1	9.5	2.1	1.5	5.9	0.5	0.1	0.1	0.0	0.1	1.3	65.6	7.4	58.3
2022 / 2023	43.7	8.8	1.9	1.4	5.7	0.4	0.1	0.1	0.0	0.1	1.2	60.9	7.1	53.9
2023 / 2024	40.1	8.0	1.8	1.3	5.3	0.4	0.1	0.1	0.0	0.1	1.1	56.1	6.9	49.2
2024 / 2025	36.6	7.3	1.7	1.1	4.9	0.3	0.1	0.1	0.0	0.1	1.0	51.1	6.5	44.6
2025 / 2026	33.1	6.5	1.5	1.0	4.5	0.3	0.1	0.1	0.0	0.1	0.9	46.3	6.1	40.1
2026 / 2027	29.7	5.8	1.4	0.9	4.1	0.3	0.1	0.1	0.0	0.0	0.8	41.5	5.7	35.8
2027 / 2028	26.4	5.1	1.2	0.8	4.0	0.2	0.1	0.1	0.0	0.0	0.7	37.2	5.3	31.9
2028 / 2029	23.3	4.5	1.1	0.7	3.6	0.2	0.0	0.0	0.0	0.0	0.6	32.9	4.9	28.0
2029 / 2030	20.4	3.9	1.0	0.6	3.2	0.2	0.0	0.0	0.0	0.0	0.6	28.8	4.4	24.4
2030 / 2031	17.7	3.4	0.8	0.5	2.9	0.1	0.0	0.0	0.0	0.0	0.5	25.0	4.0	21.0
2031 / 2032	15.2	2.9	0.7	0.4	2.5	0.1	0.0	0.0	0.0	0.0	0.4	21.6	3.6	17.9
2032 / 2033	13.0	2.4	0.6	0.4	2.2	0.1	0.0	0.0	0.0	0.0	0.4	18.4	3.3	15.1
2033 / 2034	11.0	2.1	0.5	0.3	1.9	0.1	0.0	0.0	0.0	0.0	0.3	15.6	2.9	12.7
2034 / 2035	9.2	1.7	0.5	0.2	1.7	0.1	0.0	0.0	0.0	0.0	0.3	13.1	2.6	10.5
2035 / 2036	7.6	1.4	0.4	0.2	1.5	0.1	0.0	0.0	0.0	0.0	0.2	11.0	2.3	8.6
2036 / 2037	6.3	1.2	0.3	0.2	1.2	0.0	0.0	0.0	0.0	0.0	0.2	9.1	2.0	7.0
2037 / 2038	5.1	0.9	0.3	0.1	1.1	0.0	0.0	0.0	0.0	0.0	0.1	7.5	1.8	5.7
2038 / 2039	4.2	0.8	0.2	0.1	0.9	0.0	0.0	0.0	0.0	0.0	0.1	6.1	1.3	4.8
2039 / 2040	3.3	0.6	0.2	0.1	0.7	0.0	0.0	0.0	0.0	0.0	0.1	4.9	1.1	3.8
2040 / 2041	2.7	0.5	0.1	0.1	0.6	0.0	0.0	0.0	0.0	0.0	0.1	3.9	0.9	3.0
2041 / 2042	2.1	0.4	0.1	0.1	0.5	0.0	0.0	0.0	0.0	0.0	0.1	3.1	0.6	2.6
2042 / 2043	1.6	0.3	0.1	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	2.5	0.5	2.0
2043 / 2044	1.3	0.2	0.1	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0	1.9	0.4	1.6
2044 / 2045	1.0	0.2	0.1	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0	1.5	0.2	1.3
2045 / 2046	0.7	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	1.2	0.2	1.0
2046 / 2047	0.6	0.1	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.1	0.7
2047 / 2048	0.4	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.7	0.1	0.6
2048 / 2049	0.3	0.1	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.1	0.4
2049 / 2050	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1	0.3
2050 / 2051	0.2	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0	0.2
2051 / 2052	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.2
2052 / 2053	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.1
2053 / 2054	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2054 / 2055	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
2055 / 2056	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0
2056 / 2057	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2057 / 2058	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2058 / 2059	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2059 / 2060	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2060 / 2061	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2061 / 2062	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2062 / 2063	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2063 / 2064	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2064 / 2065	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2065 / 2066	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2066 / 2067	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2067 / 2068	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2068 / 2069	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2069 / 2070	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2070 / 2071	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
2071 / 2072	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

TOTAL	1,181.8	243.5	53.2	41.0	134.2	12.7	2.2	4.4	0.8	5.1	33.2	1,645.7	219.4	1,426.3

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
D. Derivation of US GAAP net accounting liability of JHINV
The cashflows used in the derivation of the accounting liability are “uninflated and undiscounted” (“UIUD”).
No credit is taken within the determination of the accounting liability under US GAAP for “cross claim recoveries” from third parties until such recoveries have been received.
Adjustments are then made by to allow for:
•	The expected future direct claims handling costs projected to be incurred in settling all future claims;

•	The net assets or liabilities of the AICF; and

•	Tax deductibility of contributions by JHINV.
The following tables show how the net US GAAP accounting liability established by JHINV is derived from the valuation estimates contained within this report.
For comparison, we have shown the derivation of the net liability figures for 31 March 2007.
Note that the tables do not show the split between current and non-current liabilities and nor do they show the breakdown of the exact composition of the accounting liability between the gross liability and any corresponding insurance assets.
Readers are referred to the financial statements of JHINV for specific details of the required US GAAP disclosures.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Step 1 — KPMGA estimate of uninflated and undiscounted liabilities (AUD)
The first step is to derive the uninflated and undiscounted liability from the Discounted Central Estimate.
This is shown in Section 11 of this report to be derived as follows:

		31 March 2008 Valuation		31 March 2007	Change
	Gross	Insurance	Net	Net	Net
Discounted Central Estimate	1,645.7	219.4	1,426.3	1,355.1	71.2

Discounting allowance	1,879.5	278.5	1,601.0	1,455.6	145.4

Inflated, Undiscounted Central Estimate	3,525.2	497.8	3,027.3	2,810.8	216.5

Inflation allowance	(1,910.8)	(269.7)	(1,641.1)	(1,537.8)	(103.3)

Uninflated and Undiscounted liability	1,614.3	228.1	1,386.2	1,273.0	113.2

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Step 2 — US GAAP adjustments (AUD)
These include adjustments for:
➢	Adjustment to value QBE receivables on a discounted basis as the timing and monetary amounts of the receivables are known;

➢	Removal of recoveries arising from cross-claims;

➢	Future direct claims handling allowance on uninflated & undiscounted basis;

➢	Gross-up for recoveries from workers compensation insurers — although the net liability impact is zero; and

➢	Net assets (or net liabilities) of AICF.

		31 March 2008 Valuation		31 March 2007	Change
	Gross	Insurance	Net	Net	Net
Uninflated, Undiscounted liabilities	1,614.3	228.1	1,386.2	1,273.0	113.2

Adjustment for discounting QBE receivable (as timing of receipts is fixed)	0.0	(4.0)	4.0	0.0	4.0

Other insurance receivable adjustments	0.0	3.1	(3.1)	0.0	(3.1)

Cross-claim recoveries (on UIUD basis)	31.1	0.0	31.1	39.6	(8.5)

Claims handling costs	73.5	0.0	73.5	69.2	4.3

Asbestos liability	1,718.9	227.2	1,491.7	1,381.8	109.9

Workers Compensation Additional Liability	93.1	93.1	0.0	0.0	0.0

Accounting Liability (pre-tax)	1,812.0	320.3	1,491.7	1,381.8	109.9

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Step 3 — Conversion to US Dollars

		31 March 2008 Valuation		31 March 2007	Change
	Gross	Insurance	Net	Net	Net
Net accounting liability (pre tax) — AUD	1,812.0	320.3	1,491.7	1,381.8	109.9

Exchange rate	1.0903	1.0903	1.0903	1.2395

Net accounting liability (pre tax) — USD	1,661.9	293.8	1,368.1	1,114.8	253.3

Further adjustments are then required to establish the liability, allowing for:
➢	Deferred Income Tax Assets (USD426.6m); and

➢	Other net liabilities (primarily reflecting commitments in the FFA to provide certain educational and medical research funding) (USD3.4m).
This results in a net liability of USD944.9m. In arriving at the unfunded liability, allowance is then made for the existing net assets of the AICF (USD115.1m) at 31 March 2008 to leave an unfunded net liability of USD829.8m.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
E. Allocation of central estimate liabilities to AICFL entities
The accounting liabilities for AICFL are determined in accordance with Australian GAAP which differs from US GAAP and is more closely aligned with the Australian actuarial standards of liability determination.
The determination of the accounting liabilities of AICFL is ultimately a decision for the Board of AICFL.
However, we have been requested to provide an actuarially-assessed allocation of the central estimate liabilities set out in this report to each of the three entities (namely Amaca, Amaba and ABN60) to assist AICFL in completing their statutory financial statements.
The central estimate liabilities for each entity have been assessed on the basis of the overall figures contained within this report, with a separate allocation to each entity as follows:
•	Gross liabilities (net of cross-claim recoveries),

•	Allocation of insurance recoveries (separating QBE and other insurance recoveries); and

•	Split between current and non-current liabilities.
Our allocation assumptions (based on a review of past experience) for each of the categories of claim are as follows:
Table 1: Mix of claims costs by Liable Entity

	Open	Gross		QBE
	claims	IBNR	Baryulgil	recoveries
Amaca Pty Ltd	98.49%	97.40%	100.00%	96.00%

Amaba Pty Ltd	1.49%	2.50%	0.00%	4.00%

ABN60 Pty Ltd	0.02%	0.10%	0.00%	0.00%

This allocation results in the following allocation of the assets and liabilities of the Liable Entities (Note: these figures do not include any claims handling expenses and separate allowance for this is required to be made by AICFL.)

Valuation of the asbestos-related disease liabilities of the
Entities to be met by the AICF Trust
31 March 2008
Table 2: Allocation of central estimate liabilities by Liable Entity (A$m)

		Amaca	Amaba	ABN 60	Total
Current liabilities	Gross	79.4	1.6	0.0	81.0
	QBE	2.9	0.1	0.0	3.0
	Insurance	8.9	0.2	0.0	9.1
	Net	67.6	1.3	0.0	69.0
Non- current liabilities	Gross	1,524.6	38.5	1.5	1,564.7
	QBE	14.1	0.6	0.0	14.7
	Insurance	187.7	4.8	0.2	192.6
	Net	1,322.8	33.2	1.3	1,357.4
Total liabilities	Gross	1,604.0	40.1	1.6	1,645.7
	QBE	17.0	0.7	0.0	17.7
	Insurance	196.5	4.9	0.2	201.7
	Net	1,390.5	34.5	1.4	1,426.3
Note: Owing to rounding, the above table may not necessarily reconcile exactly to figures contained earlier in the report; nor may the total column equal the sum of the individual entities. Such differences will, however, only be +/- $0.1m.
As already indicated within this report, the projection of future asbestos liabilities is subject to significant uncertainty.
The allocation of the overall liability projections between individual entities adds an additional level of uncertainty, which arises because the subdivision of data to each entity reduces the credibility of the projection even further and because the projection of which of the Liable Entities will be joined in future claims is uncertain as it is influenced by the action of plaintiff lawyers as to whom they name in a “Statement of Claim”.
Accordingly, such estimates are less readily predictable and deviations from the estimates by entity as contained above should therefore be expected.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
F. Australian asbestos consumption and production data: 1920-2002
Figures in this table are in 000’s metric tonnes

Year	Production	Import	Export	Consumption
1920	0	0	0	0
1921	1,182	0	0	1,182
1922	742	0	0	742
1923	217	0	0	217
1924	78	0	0	78
1925	51	0	0	51
1926	0	0	0	0
1927	11	0	0	11
1928	12	0	0	12
1929	255	3,679	0	3,934
1930	82	0	0	82
1931	128	1,200	0	1,328
1932	130	0	0	130
1933	279	2,676	0	2,955
1934	170	2,471	0	2,641
1935	170	4,423	0	4,593
1936	239	7,817	0	8,056
1937	298	6,199	0	6,497
1938	173	11,179	0	11,352
1939	78	10,081	0	10,159
1940	489	14,097	0	14,586
1941	251	14,220	0	14,471
1942	331	20,176	0	20,507
1943	678	14,229	0	14,907
1944	764	14,091	0	14,855
1945	1,629	9,131	32	10,728
1946	620	18,697	496	18,821
1947	1,377	14,246	652	14,971
1948	1,327	14,857	278	15,906
1949	1,645	14,767	346	16,066
1950	1,617	29,536	385	30,768
1951	2,558	25,289	588	27,259
1952	4,059	24,686	868	27,877
1953	4,970	28,784	1,631	32,123
1954	4,713	26,406	2,298	28,821
1955	5,352	42,677	3,287	44,742
1956	8,670	32,219	6,859	34,030
1957	13,098	23,235	11,644	24,689
1958	13,900	34,721	9,315	39,306
1959	15,959	34,223	11,584	38,598
1960	13,940	36,609	7,410	43,139
1961	14,952	32,947	7,196	40,703
1962	16,443	34,915	8,695	42,663
1963	11,941	32,704	2,347	42,298
1964	12,191	38,299	6,500	43,990
1965	10,326	46,179	4,295	52,210
1966	12,024	49,243	4,146	57,121
1967	647	46,950	2,254	45,343
1968	799	59,590	718	59,671
1969	734	52,739	162	53,311
1970	739	57,250	367	57,622
1971	756	71,777	174	72,359
1972	16,884	61,682	2,387	76,179
1973	43,529	61,373	27,810	77,092
1974	30,863	57,051	29,191	58,723
1975	47,922	69,794	24,524	93,192
1976	60,642	60,490	40,145	80,987
1977	50,601	54,267	20,510	84,358
1978	62,383	42,061	37,094	67,350
1979	79,721	23,735	54,041	49,415
1980	92,418	25,239	51,172	66,485
1981	45,494	20,960	38,576	27,878
1982	18,587	20,853	15,578	23,862
1983	3,909	10,113	4,460	9,562
1984	0	14,432	22	14,410
1985	0	12,194	0	12,194
1986	0	10,597	0	10,597
1987	0	6,294	0	6,294
1988	0	2,072	0	2,072
1989	0	2,128	0	2,128
1990	0	1,706	0	1,706
1991	0	1,342	0	1,342
1992	0	1,533	0	1,533
1993	0	2,198	0	2,198
1994	0	1,843	0	1,843
1995	0	1,488	0	1,488
1996	0	1,366	0	1,366
1997	0	1,556	0	1,556
1998	0	1,471	0	1,471
1999	0	1,316	0	1,316
2000	0	1,246	0	1,246
2001	0	945	0	945
2002	0	515	0	515

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
G. Glossary of terms
The following provides a glossary of terms upon which we have relied in preparing our report.
The operation of these definitions cannot be considered in isolation but instead need to be considered in the context of the totality of the Amended Final Funding Agreement.
AICF means the trustee of the Asbestos Injuries Compensation Fund from time to time, in its capacity as trustee, initially being Asbestos Injuries Compensation Fund Limited.
AICF Funded Liability means:
(a)	any Proven Claim;

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005;

(e)	Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement;

(f)	a claim or category of claim which James Hardie and the NSW Government agree in writing is a “AICF Funded Liability” or a category of “AICF Funded Liability”.
but in the cases of paragraphs (a), (c) and (d) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy
Claims Legal Costs means all costs, charges, expenses and outgoings incurred or expected to be borne by AICF or the Former James Hardie Companies, in respect of legal advisors, other advisors, experts, court proceedings and other dispute resolution methods in connection with Personal Asbestos Claims and Marlew Claims but in all cases excluding any costs included as a component of calculating a Proven Claim.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Concurrent Wrongdoer in relation to a personal injury or death claim for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement), means a person whose acts or omissions, together with the acts or omissions of one or more Former James Hardie Companies or Marlew or any member of the James Hardie Group (whether or not together with any other persons) caused, independently of each other or jointly, the damage or loss to another person that is the subject of that claim.
Contribution Claim means a cross-claim or other claim under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with Amended Final Funding Agreement):
(a)	for contribution by a Concurrent Wrongdoer against a Former James Hardie Company or a member of the James Hardie Group in relation to facts or circumstances which give rise to a right of a person to make a Personal Asbestos Claim or a Marlew Claim; or

(b)	by another person who is entitled under common law (including by way of contract) to be subrogated to such a first mentioned cross-claim or other claim;
Discounted Central Estimate means the central estimate of the present value (determined using the discount rate used within the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs, calculated in accordance with the Amended Final Funding Agreement.
Excluded Claims are any of the following liabilities of the Former James Hardie Companies:
(i)	personal injury or death claims arising from exposure to Asbestos outside Australia;

(ii)	personal injury or death claims arising from exposure to Asbestos made outside Australia;

(iii)	claims for economic loss (other than any economic loss forming part of the calculation of an award of damages for personal injury or death) or loss of property, including those relating to land remediation and/or Asbestos or Asbestos products removal, arising out of or in connection

Valuation of the asbestos-related disease liabilities of the
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with Asbestos or Asbestos products manufactured, sold, distributed or used by or on behalf of the Liable Entities;

(iv)	any Excluded Marlew Claim;

(v)	any liabilities of the Liable Entities other than AICF Funded Liabilities.
Excluded Marlew Claim means a Marlew Claim:
(a)	covered by the indemnities granted by the Minister of Mineral Resources under the deed between the Minister, Fuller Earthmoving Pty Limited and James Hardie Industries Limited dated 11 March 1996; or

(b)	by a current or former employee of Marlew in relation to an exposure to Asbestos in the course of such employment to the extent:
(i)	the loss is recoverable under a Worker’s Compensation Scheme or Policy; or

(ii)	the Claimant is not unable to recover damages from a Marlew Joint Tortfeasor in accordance with the Marlew Legislation;
(c)	by an individual who was or is an employee of a person other than Marlew arising from exposure to Asbestos in the course of such employment by that other person where such loss is recoverable from that person or under a Worker’s Compensation Scheme or Policy; or

(d)	in which another defendant (or its insurer) is a Marlew Joint Tortfeasor from whom the plaintiff is entitled to recover compensation in proceedings in the Dust Diseases Tribunal, and the Claimant is not unable to recover damages from that Marlew Joint Tortfeasor in accordance with the Marlew Legislation.
Former James Hardie Companies means Amaca, Amaba and ABN 60.
Insurance and Other Recoveries means any proceeds which may reasonably be expected to be recovered or recoverable for the account of a Former James Hardie Company or to result in the satisfaction (in whole or part) of a liability of a Former James Hardie Company (of any nature) to a third party, under any product liability insurance policy or public liability insurance policy or commutation of such policy or under any other contract, including any contract of indemnity, but excluding any such amount recovered or recoverable under a Worker’s Compensation Scheme or Policy.
Liable Entities see Former James Hardie Companies
Marlew means Marlew Mining Pty Ltd (in liquidation), ACN 000 049 650, previously known as Asbestos Mines Pty Ltd.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Marlew Claim means, subject to the limitation on Statutory Recoveries, a claim which satisfies one of the following paragraphs and which is not an Excluded Marlew Claim:
(a)	any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government in accordance with the Amended Final Funding Agreement) which:
(i)	arose or arises from exposure to Asbestos in the Baryulgil region from Asbestos Mining Activities at Baryulgil conducted by Marlew, provided that:
A.	the individual’s exposure to Asbestos occurred wholly within Australia; or

B.	where the individual has been exposed to Asbestos both within and outside Australia, the amount of damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Marlew Claim which occurred in Australia;
(ii)	is commenced in New South Wales in the Dust Diseases Tribunal; and

(iii)	is or could have been made against Marlew had Marlew not been in external administration or wound up, or could be made against Marlew on the assumption (other than as contemplated under the Marlew legislation) that Marlew will not be in the future in external administration;
(b)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(c)	a Contribution Claim relating to a claim described in paragraphs (a) or (b).

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Liable Entities to be met by the AICF Trust
31 March 2008
Marlew Joint Tortfeasor means any person who is or would be jointly and severally liable with Marlew in respect of a Marlew Claim, had Marlew not been in external administration or wound up, or on the assumption that Marlew will not in the future be, in external administration or wound up other than as contemplated under the Marlew Legislation.
Payable Liability means any of the following:
(a)	any Proven Claim (whether arising before or after the date of this deed);

(b)	Operating Expenses;

(c)	Claims Legal Costs;

(d)	any liability of a Former James Hardie Company to the AICFL, however arising, in respect of any amounts paid by the AICFL in respect of any liability or otherwise on behalf of the Former James Hardie Company;

(e)	any claim that was made or brought in legal proceedings against a Former James Hardie Company commenced before 1 December 2005;

(f)	if regulations are made pursuant to section 30 of the Transaction Legislation and if and to the extent the AICFL and James Hardie have notified the NSW Government that any such liability is to be included in the scope of Payable Liability, any liability of a Former James Hardie Company to pay amounts received by it from an insurer in respect of a liability to a third party incurred by it for which it is or was insured under a contract of insurance entered into before 2 December 2005; and

(g)	Statutory Recoveries within the meaning and subject to the limits set out in the Amended Final Funding Agreement, but in the cases of paragraphs (a), (c) and (e) excludes any such liabilities or claims to the extent that they have been recovered or are recoverable under a Worker’s Compensation Scheme or Policy.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Period Actuarial Estimate means, in respect of a period, the central estimate of the present value (determined using the discount rate used in the relevant actuarial report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case which are reasonably expected to become payable in that period), before allowing for Insurance and Other Recoveries, calculated in accordance with the Amended Final Funding Agreement.
Personal Asbestos Claim means any present or future personal injury or death claim by an individual or the legal personal representative of an individual, for damages under common law or under other law (excluding any law introduced or imposed in breach of the restrictions on adverse regulatory or legislative action against the James Hardie Group under the Amended Final Funding Agreement, and which breach has been notified to the NSW Government under the Amended Final Funding Agreement) which:
(a)	arises from exposure to Asbestos occurring in Australia, provided that:
(i)	the individual’s exposure to Asbestos occurred wholly within Australia; or

(ii)	where the individual has been exposed to Asbestos both within and outside Australia, damages included in the Marlew Claim shall be limited to the amount attributable to the proportion of the exposure which caused or contributed to the loss or damage giving rise to the Personal Asbestos Claim which occurred in Australia;
(b)	is made in proceedings in an Australian court or tribunal; and

(c)	is made against:
(i)	all or any of the Liable Entities; or

(ii)	any member of the James Hardie Group from time to time;
(d)	any claim made under compensation to relatives legislation by a relative of a deceased individual (or personal representative of such a relative) or (where permitted by law) the legal personal representative of a deceased individual in each case where the individual, but for such individual’s death, would have been entitled to bring a claim of the kind described in paragraph (a); or

(e)	a Contribution Claim made in relation to a claim described in paragraph (a) or (b)
but excludes all claims covered by a Worker’s Compensation Scheme or Policy.

Valuation of the asbestos-related disease liabilities of the
Liable Entities to be met by the AICF Trust
31 March 2008
Proven Claim means a proven Personal Asbestos Claim in respect of which final judgment has been given against, or a binding settlement has been entered into by, a Former James Hardie Company, to the extent to which that entity incurs liability under that judgment or settlement, or a Proven Marlew Claim.
Statutory Recoveries means any statutory entitlement of the NSW Government or any Other Government or any governmental agency or authority of any such government (“Relevant Body”) to impose liability on or to recover an amount or amounts from any person in respect of any payments made or to be made or benefits provided by a Relevant Body in respect of claims (other than as a defendant or in settlement of any claim, including a cross-claim or claim for contribution).
Term means the period
(i)	from the date on which the principal obligations under the Amended Final Funding Agreement will commence to 31 March 2045,

(ii)	as may be extended in accordance with the terms of the Amended Final Funding Agreement.
Term Central Estimate means the central estimate of the present value (determined using the discount rate used in the relevant Annual Actuarial Report) of the liabilities of the Former James Hardie Companies and Marlew in respect of expected Proven Claims and Claims Legal Costs (in each case reasonably expected to become payable in the relevant period) after allowing for Insurance and Other Recoveries during that period, from and including the day following the end of the Financial Year preceding that Payment Date up to and including the last day of the Term (excluding any automatic or potential extension of the Term, unless or until the Term has been extended).
Workers Compensation Scheme or Policy means any of the following:
(a)	any worker’s compensation scheme established by any law of the Commonwealth or of any State or Territory;

(b)	any fund established to cover liabilities under insurance policies upon the actual or prospective insolvency of the insurer (including without limitation the Insurer Guarantee Fund established under the Worker’s Compensation Act 1987 (NSW)); and

(c)	any policy of insurance issued under or pursuant to such a scheme.